Form 10-K, Exhibit 13
period 1998-12-31
EARTHWEB INC
filed 1999-03-19
CIK 1067056

                 EVERY UNIVERSE HAS A CENTER. IN THE WORLD OF
                    INFORMATION TECHNOLOGY, IT'S EARTHWEB.
  THE FIRST BUSINESS-TO-BUSINESS INTERNET COMPANY TO ENTER THE PUBLIC MARKET.




FOR EARTHWEB, 1998 WAS A YEAR OF TREMENDOUS SUCCESS. WE SOLIDIFIED OUR POSITION AS A LEADING PROVIDER OF ONLINE SERVICES FOR THE IT INDUSTRY AND BECAME THE FIRST PUBLIC BUSINESS-TO-BUSINESS INTERNET COMPANY.

WE SIGNIFICANTLY WIDENED OUR BASE OF ADVERTISERS, INCREASED OUR AD SALES FORCE AND LAUNCHED OUR FIRST PAID SUBSCRIPTION SERVICE. WE LAUNCHED AN ONLINE TECHNICAL JOB MARKETPLACE AND AN ONLINE TECHNICAL SOLUTIONS STORE, ACQUIRED FIVE TARGETED ONLINE CONTENT SERVICES AND SIGNIFICANTLY EXPANDED OUR OFFERINGS TO ATTRACT QUARTERLY UNIQUE VISITS OF OVER 8.4 MILLION.

IN 1999, THESE ACCOMPLISHMENTS WILL PROPEL US FORWARD AS A COMPANY WITH THE VISION AND RESOURCES TO SUSTAIN OUR DRIVE FOR GROWTH.

IN 1998 THE NUMBER OF IT PROFESSIONALS VISITING EARTHWEB'S ONLINE SERVICES IN SEARCH OF MISSION-CRITICAL WORKPLACE SOLUTIONS CONTINUED TO GROW. COMPLEMENTING THIS GROWTH WAS AN INCREASE IN PRODUCT AND SERVICE VENDORS SEEKING TO DELIVER SOLUTIONS TO THIS TARGETED AUDIENCE OF TECHNICAL PROFESSIONALS. AS A RESULT, EARTHWEB SOLIDIFIED ITS POSITION AS A CENTRAL BUSINESS INTERMEDIARY FOR THESE TWO GROUPS AND SAW EXTENSIVE INCREASES IN IMPRESSIONS, ADVERTISERS AND REVENUES.

EarthWeb increased Q4 1998 revenues 310% over revenues for the same period in 1997. EarthWeb's 1998 revenues of $3,349,000 represent an increase of 195% over 1997 revenues of $1,135,000. The majority of these revenues resulted from advertising sales with additional revenues coming from EarthWeb's e-commerce software and book sales as well as from subscriptions for its new service, ITKnowledge.

As a powerful testament to our skilled sales team, EarthWeb brought in 154 new unique advertisers for a total of 168 in 1998 representing a significant increase from 23 in 1997. The Company's roster of advertisers now includes IBM, Lucent Technologies, Sun Microsystems, Symantec, Microsoft, Fujitsu, and many other product and service companies looking to target IT professionals seeking mission-critical workplace solutions.

New content, new services and an end-of-year marketing campaign all contributed to a significant increase in EarthWeb's site-wide page views and unique visits in 1998. The final quarter of 1998 saw 50.4 million page views across EarthWeb's online services, a 515% increase over those in the fourth quarter of 1997.
We also experienced a surge in unique visits, which grew from 4.3 million in the second quarter of 1998 to 8.4 million in the fourth quarter of the same year. As we continue to launch content targeted at additional segments of the IT industry and expand our existing offerings, we anticipate continued traffic growth in 1999.

DEAR SHAREHOLDERS,


I'm delighted to report a tremendous year for EarthWeb and to welcome you to our company's first annual report. 1998 has been a year of continued progress and success for EarthWeb. As a leading provider of online services for the information technology (IT) industry, we made history this year as the first business-to-business Internet company to enter the public market. In an industry where businesses spent over $800 billion in 1998 on IT products and services and are forecast to spend over $1 trillion annually,(1) we attracted a significant aggregation of computer professionals responsible for those purchases. We end the year with quarterly unique visits of 8.4 million, more than 500,000 pages of online content, significantly increased revenues and experienced sales and senior management teams. It's been a remarkable year and we look forward to leveraging our leadership position.


>  ACHIEVEMENTS

EarthWeb significantly increased the number of visits to its online services in 1998. Page views also significantly increased on EarthWeb's online services from
8.2 million in the fourth quarter of 1997 to over 50.4 million in the same period of 1998. The increase in visitors and impressions prompted our decision to bring advertising sales efforts in-house, and we did so quite successfully, attracting 20 seasoned sales professionals to EarthWeb.


>  CAPITALIZING ON THE BUSINESS-TO-BUSINESS IT ADVERTISING MARKET

Advertisers continued to turn to EarthWeb in 1998 to reach our targeted audience of IT professionals seeking mission-critical solutions for technical challenges that they face in the workplace. All told, 154 new unique advertisers joined EarthWeb's 1998 advertising roster to target EarthWeb's exclusive audience of computer professionals. EarthWeb is able to command significantly higher ad rates than consumer online services because of the high purchasing power of EarthWeb's targeted professional audience. Advertising sales accounted for the largest part of EarthWeb's revenues in 1998, which rose to $3,349,000, a 195% increase over 1997 revenues of $1,135,000.


>  SUBSCRIPTIONS LAUNCH A NEW REVENUE STREAM

In 1998 EarthWeb introduced its first subscription-based online service, ITKnowledge (www.itknowledge.com). Through strategic partnerships with seven leading technology publishers, EarthWeb gained the rights to post the full text of over 3,000 technical books online. We introduced ITKnowledge to the IT community in the final quarter of 1998 with our first extensive marketing campaign.


>  EXPANDING TO OVER 500,000 PAGES OF CONTENT

EarthWeb significantly expanded its rich technology content offerings in 1998 through acquisitions and the launch of several sites, features and content areas that address new sectors of technology professionals. EarthWeb's acquisition of Datamation (http://www.datamation.com), extended our online services into the enterprise market with proprietary content geared primarily towards CIOs and other IT managers. EarthWeb also expanded the content of its flagship online service, developer.com, and launched Y2Kinfo.com (http://www.y2kinfo.com), a site dedicated to Year 2000 tools, information and services.


>  STRATEGIC PARTNERSHIPS AND ACQUISITIONS FOR ENHANCED OFFERINGS

A strategic partnership with Internet superstore Beyond.com enabled EarthWeb to launch EarthWeb Direct, an online software store specializing in IT products. EarthWeb entered into additional agreements in 1998 to offer technology recruitment and classified sections for the IT industry. In 1999, EarthWeb continued its acquisition strategy through its acquisition of Dice.com, a leading online IT professional recruitment board.


>  SENIOR MANAGEMENT TO LEAD US INTO 1999

EarthWeb rounded out 1998 by putting an experienced senior management team in place, hires that included: Kevin McPherson, who joined EarthWeb as the Vice President of Worldwide Advertising Sales from his post as Vice President/Publisher of BYTE Magazine; Vice President of Worldwide Marketing, Scott Anderson, who was formerly Partner, Worldwide Management Supervisor at Ogilvy & Mather; Vice President of Content, Mark Schlack, who comes to EarthWeb from an Editor-in-Chief position with BYTE Magazine and Vice President of Technology and Operations, John Kleine who joined EarthWeb from True North Communications.

In the coming years the continued introduction of new technologies will heighten the IT professional's need for independent technical information and expert guidance, the technical recruiter's and IT manager's need for qualified technical professionals and the IT vendor's need for distribution channels for products and messages. As EarthWeb enters 1999, we do so with the staff, resources and vision to serve those pressing needs and solidify our position as the central business-to-business destination for the IT industry. We look forward to another year of successes and thank you for your support as we work to achieve them.

Sincerely,



Jack D. Hidary
President and Chief Executive Officer

EARTHWEB'S MISSION IS TO BE THE BUSINESS-TO-BUSINESS HUB OF THE
TRILLION-DOLLAR IT MARKETPLACE.


TECHNOLOGY HAS BECOME AN ESSENTIAL TOOL FOR EXECUTING BUSINESS STRATEGY AND MAINTAINING COMPETITIVENESS. ORGANIZATIONS ARE INCREASINGLY ADOPTING TECHNOLOGIES SUCH AS CLIENT/SERVER ARCHITECTURES, DATA WAREHOUSING, INTERNET/INTRANET APPLICATIONS AND OBJECT-ORIENTED SOFTWARE DEVELOPMENT. THESE AND MANY OTHER TECHNOLOGIES HAVE CONTINUED TO FUEL THE GROWTH IN THE WORLDWIDE MARKET FOR IT PRODUCTS AND SERVICES, WHICH IS FORECASTED TO GROW FROM $834 BILLION IN 1998 TO $1.1 TRILLION IN 2001, ACCORDING TO IDC.


"Time-to-market is a critical factor in IT success. I require independent, unbiased research and analysis from experts in this fast-moving sector, and I need it now. A central IT hub eases and speeds the technical due-diligence phase, allowing me to quickly move on to implementation."

IT EXECUTIVE, REUTERS NEW MEDIA

EARTHWEB MAINTAINS MARKET LEADERSHIP BY SERVING AS THE CENTRAL DESTINATION.


EARTHWEB LEVERAGES THE INTERNET TO CONNECT BUYERS TO SELLERS,
EMPLOYEES TO EMPLOYERS, VENDORS TO CUSTOMERS AND PROFESSIONALS
TO A WEALTH OF FOCUSED TECHNICAL INTELLIGENCE.


THROUGH ITS TARGETED ONLINE SERVICES, EARTHWEB PROVIDES ONLINE JOB BOARDS, ONLINE SOFTWARE STORES, AND EXTENSIVE DATABASES OF REFERENCE MATERIAL AND OTHER TECHNICAL CONTENT TO SERVE THE MISSION-CRITICAL NEEDS OF THE IT INDUSTRY.


"I talk to many people who ask for views on the industry and its direction. Datamation helps keep me in touch with what's happening." SENIOR SYSTEMS ENGINEER, COMPAQ

       FOR IT MANAGERS, DEVELOPERS, TECHNICAL RECRUITERS AND IT VENDORS.

Systems Engineers and Developers

Systems engineers, developers and other IT professionals require a wide array of resources to speed through the learning curve associated with application creation and deployment. Earthweb provides the following for these professionals:

>  ONLINE TRAINING
>  CODE AND TECHNICAL INFORMATION
>  A MARKETPLACE FOR IT PRODUCTS AND SERVICES
>  CAREER ENHANCEMENT AND JOB LOCATION SERVICES
>  ACCESS TO TECHNICAL EXPERTS AND COMMUNITY


IT Managers

IT managers cite extensive workplace challenges relating to recruitment, training and project deployment. To solve these and the other mission-critical needs that they face every day, Earthweb provides the following for these professionals:

>  PROJECT PLANNING, MANAGEMENT AND IMPLEMENTATION RESOURCES
>  CURRENT INDUSTRY AND TECHNOLOGY TREND DATA
>  INFORMATION, TRAINING, AND TOOLS FOR DEVELOPMENT TEAMS
>  PRACTICAL CASE STUDIES OF IT PROJECTS
>  RECRUITMENT SERVICES FOR TECHNICAL PROFESSIONALS

IT Product and Service Vendors

IT vendors strive to deliver their message at the moment their audience is seeking technical solutions. Our services enable this growing marketplace to:

>  ADVERTISE A PRODUCT OR SERVICE
>  CONDUCT ONE-TO-ONE MARKET RESEARCH WITH A TECHNICAL AUDIENCE
>  SELL PRODUCTS THROUGH EARTHWEB DIRECT
>  DISTRIBUTE PRODUCTS THROUGH TECHNOLOGY DIRECTORIES
>  RESEARCH PRODUCTS AND TECHNOLOGIES
>  RECRUIT SKILLED TECHNICAL PROFESSIONALS

Technical Recruiters

With recruitment of skilled technical professionals topping the list of global IT challenges, recruiters have increasingly directed their attention and resources online to locate qualified candidates. Our services enable technical recruiters to:

>  LOCATE SKILLED TECHNICAL PROFESSIONALS
>  LOCATE COMPANIES WITH RECRUITMENT NEEDS
>  KEEP UP WITH TECHNOLOGY TRENDS

EARTHWEB CONTINUED ITS EXPANSION OF INTEGRATED CONTENT, COMMUNITY AND COMMERCE.

Business-to-Business Services

IT managers cite the recruitment of qualified technical professionals as one of their most challenging workplace issues. Responding to this need, EarthWeb entered into an agreement with a leading recruitment company in 1998 to create a technical online job marketplace. This comprehensive service enables IT recruiters and managers to locate qualified individuals while providing IT professionals with the tools to advance their careers.

EarthWeb bolstered its online recruitment offerings in 1999 by acquiring Dice.com, a leading online job posting service used by thousands of IT professionals.

Online Commerce Alliances

As the number of new technologies continues to grow daily, IT professionals require fast access to development tools and other products to accelerate the development and integration process. In 1998 EarthWeb entered into an agreement with software superstore Beyond.com. This strategic partnership resulted in the launch of EarthWeb Direct, the most comprehensive software store featuring tools for IT professionals.

EarthWeb also established a co-branded online training store in partnership with Computer Literacy.

Content Alliances

Perhaps the most significant of EarthWeb's many successful endeavors in 1998 were its strategic partnerships with leading technical publishers. Responding once again to the expressed need of IT professionals for reference and training material, EarthWeb obtained rights to display on its services over 3,000 of the leading technical books for its subscription-based online library of IT information, ITKnowledge. A premier online reference site for IT professionals, ITKnowledge contains the full text of books from publishers including Macmillan Computer Publishing, IDG Books Worldwide, The Coriolis Group, Wordware Publishing, CRC Press, 29th Street Press and ASP Publishing.

EarthWeb also continues its strategic partnerships with CMP and Ziff Davis to provide its audience with up-to-date technology news.

COMMERCE OFFERINGS THROUGH STRATEGIC PARTNERSHIPS WITH
COMPLEMENTARY MARKET LEADERS.

IN 1998, EARTHWEB FORMED STRATEGIC PARTNERSHIPS THAT RESULTED IN A NUMBER OF NEW ONLINE OFFERINGS TAILORED TO ADDITIONAL SECTORS OF THE IT INDUSTRY. THESE ARRANGEMENTS GENERATED NEW REVENUE STREAMS FOR THE COMPANY WHILE LEADING TO A GLOBAL TECHNICAL RECRUITMENT SECTION, THE LARGEST IT SOFTWARE STORE, AND THE INDUSTRY'S MOST COMPREHENSIVE ONLINE REFERENCE LIBRARY.

STRATEGIC PARTNERSHIPS WILL PLAY A CONTINUED ROLE IN EARTHWEB'S EXPANSION PLANS IN THE COMING YEAR.

"Over half of the candidates we hired during the past year came to us as a result of DICE.com! I am still astounded at the terrific responses we continue to receive. The more we use DICE.com the more it continues to pay off . . ." IT RECRUITER, PROACTIVE RESOURCES, INC.

EARTHWEB HAS ENJOYED A YEAR OF TREMENDOUS SUCCESS. AS WE MOVE FORWARD IN 1999, WE DO SO WITH UNIQUE QUARTERLY VISITS OF 8.4 MILLION, MORE THAN 500,000 PAGES OF CONTENT, POWERFUL SALES AND SENIOR MANAGEMENT TEAMS, AND THE RESOURCES AND VISION TO EXECUTE OUR GROWTH PLANS.

IN THE COMING YEAR, EARTHWEB WILL CONTINUE TO SERVE THE $1 TRILLION IT INDUSTRY BY CONNECTING EMPLOYERS TO EMPLOYEES, VENDORS TO CUSTOMERS AND IT PROFESSIONALS TO EXPERTS. WE WILL SOLIDIFY OUR POSITION AS THE BUSINESS-TO-BUSINESS HUB OF THE IT INDUSTRY THROUGH THE CONTINUED GROWTH OF OUR EXISTING SERVICES AS WELL AS THROUGH STRATEGIC ACQUISITIONS AS WE CONSOLIDATE OUR INDUSTRY.

                                                                    Exhibit 13.1

                      1998 ANNUAL REPORT TO STOCKHOLDERS
                      ----------------------------------


Selected Financial Data                                        10
Management's Discussion and Analysis                        11-15
Balance Sheets                                                 16
Statements of Operations                                       17
Statements of Stockholders' Equity                             18
Statements of Cash Flows                                       19
Notes to Financial Statements                               20-28
Report of Independent Accountants                              29
Quarterly Results of Operations                                30

Selected Financial Data

The following selected financial data should be read in conjunction with the financial statements and notes thereto and "Management's Discussion & Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended December 31, 1998, 1997 and 1996 and the balance sheet data as of December 31, 1998 and 1997 are derived from the audited financial statements of EarthWeb, and are included elsewhere in this Annual Report. The balance sheet data as of December 31, 1996 and 1995 and the statement of operations data for the year ended December 31, 1995 are derived from the audited financial statements of EarthWeb not included herein. The historical results presented here are not necessarily indicative of future results.

                                                             Year Ended December 31,

Selected Financial Data                              1998                 1997         1996         1995
Dollars in thousands, except per share data
--------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA:
Revenues                                       $    3,349           $    1,135   $      472   $       --
Cost of revenues                                    2,131                1,358          314           --
Gross profit (deficit)                              1,218                 (223)         158           --
--------------------------------------------------------------------------------------------------------
Operating expenses
 Product development                                1,476                1,003           68           36
 Sales and marketing                                4,547                1,018          252           --
 General and administrative                         3,356                2,567        1,802          626
 Depreciation and amortization                      1,116                  893          101           42
   Total operating expenses                        10,495                5,481        2,223          704
--------------------------------------------------------------------------------------------------------
Loss from operations                               (9,277)              (5,704)      (2,065)        (704)

Interest and other income, net                        307                  267           61           (1)
Loss from continuing operations                    (8,970)              (5,437)      (2,004)        (705)
Loss from discontinued operations                      --               (2,384)         (42)          65
Net Loss                                           (8,970)              (7,821)      (2,046)        (640)
--------------------------------------------------------------------------------------------------------

Basic and diluted net loss per share
 from continuing operations                         (1.53)               (1.13)       (0.69)       (0.24)
Basic and diluted net loss per share
 from discontinued operations                          --                (0.50)       (0.01)        0.02
Basic and diluted net loss per share               $(1.53)              $(1.63)      $(0.70)  $    (0.22)
--------------------------------------------------------------------------------------------------------

Weighted average shares outstanding
 used in computing basic and diluted
 net loss per share                             5,880,467            4,812,055    2,925,000    2,925,000


                                                                     As of December 31,
Dollars in thousands                                 1998                 1997         1996         1995
--------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Cash and cash equivalents                      $   25,292           $    4,775   $    3,779   $      886
Working capital                                    23,705                4,317        3,315          865
Total assets                                       30,477                8,514        5,652        1,393
Long-term obligations                                  66                   85           94           25
Stockholders' equity                               26,852                6,445        4,259        1,251

Overview

EarthWeb is the leading provider of Internet-based online services to the IT community worldwide. EarthWeb's integrated business-to-business online services address the needs of IT professionals for content, community and commerce. EarthWeb's content offerings include a wide range of technical materials, such as resource directories, tutorials and a reference library, which enhance the ability of IT professionals to perform their job functions. Its community areas, such as bulletin boards and question and answer services, allow users to help one another solve technical problems and share information. Its commerce services provide a single online source for IT professionals to purchase specialized software and other products. EarthWeb's online services also offer a channel through which advertisers and vendors can efficiently and effectively target what EarthWeb believes to be the largest aggregation of IT professionals worldwide.

From its inception in 1994 until mid-1997, EarthWeb primarily developed and maintained Web sites and online commerce infrastructures for its customers. During this period, substantially all of EarthWeb's revenues were derived from development contracts, maintenance fees and software license fees. During 1996, EarthWeb began developing online services for IT professionals. EarthWeb's operations not related to providing online services to IT professionals were discontinued in 1997 and have been recorded as discontinued operations for all periods.

To date, EarthWeb has purchased eight Web sites to expand and extend its online service offerings. In August 1997, EarthWeb acquired jars.com ("JARS"), the Web site of the Java Applet Rating Service, for $1.1 million, consisting of a $500,000 cash payment at closing and four quarterly payments of $150,000. JARS is a premier online service providing ratings and reviews of Java and other source code. In February 1998, EarthWeb acquired the companion Web sites htmlgoodies.com and javagoodies.com, which provide tutorials and other technical resources for Web developers. In April 1998, EarthWeb acquired intranetjournal.com, a leading online service for Intranet managers. In May 1998, EarthWeb acquired javascripts.com, an online service that complements EarthWeb's other offerings by providing a large repository of JavaScript source code. In July 1998, EarthWeb acquired Datamation.com, which provides online articles, resources and product analysis for IT enterprise managers. The aggregate cost of these Web site acquisitions totaled approximately $949,000, of which approximately $89,000 is payable until January 2000. At December 31, 1998, EarthWeb had intangible assets of approximately $1.1 million, primarily related to the acquisitions of JARS and Datamation. Intangible assets are amortized on a straight-line basis over a period of three years.

In February 1999, the Company completed the acquisition of Dice.com, a leading online job posting service for IT professionals, for approximately $35 million in shares of common stock and cash with additional consideration to be paid based upon future performance. Go certify.com, which provides users with information on technical certification programs, was also acquired in February 1999. In March 1999, the Company acquired substantially all of the assets of The Perl Journal, a leading technical publication for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price for go certify.com and The Perl Journal was $980,000, of which $750,000 is payable until March 2000 in the form of common stock or cash. The consideration also consists of additional future payments to be made based upon future performance.

These acquisitions will be accounted for using the purchase method of accounting, and accordingly, the purchase price of each will be allocated to assets acquired and liabilities assumed based on their respective fair values. See Note 10 to EarthWeb's financial statements.

EarthWeb currently derives substantially all of its revenue from advertisements and sponsorships on its online services. EarthWeb first recognized revenues from advertising in June 1996 and advertising revenues constituted 95%, 86% and 100% of EarthWeb's total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. EarthWeb has historically utilized third party firms to sell and service advertisements on EarthWeb's sites. At the end of the third quarter of 1997, EarthWeb hired its first sales employee and in the first quarter of 1998, EarthWeb began relying predominantly on its in-house sales force. EarthWeb's in-house sales force has increased EarthWeb's average cost per thousand (CPM) by marketing to advertisers the advantages of using EarthWeb's online services to reach the IT professional community. EarthWeb also derives revenues from online commerce, brand licensing and subscription fees for ITknowledge.com.

Advertising revenue is recognized in the period in which the advertisement is displayed, provided that no significant Company obligations remain and the collection of the receivable is probable. EarthWeb obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of EarthWeb's online services over a specified period of time). Typically, if the minimum number of impressions is not achieved, EarthWeb will extend the advertising campaign until the related guarantee is met, which would result in delayed revenue recognition. EarthWeb records revenues and expenses for barter transactions (receipt of advertisements or other goods or services in exchange for advertisements on its online services) at the lesser of the estimated fair value of the advertisements, goods or services received or the fair value of the advertisements given. In future periods, management intends to maximize cash advertising revenues, although EarthWeb will continue to enter into barter advertising transactions as appropriate.

In order to expand its online services, EarthWeb anticipates incurring additional expenses to increase its product development and sales and marketing efforts, pursue additional strategic acquisitions and support the growth of the organization. The sales and marketing expenses will primarily include expenses related to hiring additional employees and increasing advertising and brand promotion activities. As a result of these expenditures and other factors, EarthWeb expects to continue to incur losses in the foreseeable future.

EarthWeb expects to experience significant fluctuations in its future quarterly results due to a variety of factors, many of which are outside of EarthWeb's control. These factors include the level of usage on the Internet, demand for Internet advertising, the addition or loss of advertisers, the level of user traffic on EarthWeb's online services, economic conditions specific to the Internet industry and online media and economic conditions generally. Management believes that its revenues are also subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. EarthWeb believes that certain expenses as a percentage of revenues may fluctuate between periods based on the growth of revenues; however, EarthWeb expects expenses to continue to grow in absolute dollars for the foreseeable future.

Results of Operations
Year ended December 31, 1998 compared to year ended December 31, 1997

Revenues. Revenues for the year ended December 31, 1998 increased 195% to $3.3 million from $1.1 million for the year ended December 31, 1997. The increase in revenues was due to an increase in advertising revenues of $2.2 million. Approximately 62% of the growth in advertising revenues was attributable to an increase in the volume of advertising sold. A secondary reason for the increase in advertising revenue was the ability of EarthWeb's in-house sales force to sell advertising at a higher price (CPM). Management does not expect significant price increases in the future and expects to derive growth in revenues primarily through increased volume of advertising sold.

Barter transactions accounted for approximately 25% and 16% of revenues for the years ended December 31, 1998 and 1997, respectively. For both periods barter advertising revenues primarily related to the exchange of advertisements with other companies.

Cost of Revenues. EarthWeb's cost of revenues consists primarily of employee salaries and related expenses (including payroll taxes and benefits), consulting fees, freelance writing costs, Internet access and hosting fees, computer related expenses and content licensing fees required to support and deliver EarthWeb's online services. Cost of revenues for the year ended December 31, 1998 increased 57% to $2.1 million or 63.6% of net revenues from $1.4 million or 120% of net revenues for the year ended December 31, 1997. The increase in cost of revenues was primarily attributable to increased employee salaries and related expenses, consulting fees, and freelance writing costs due to the expansion of EarthWeb's online service offerings.

Product Development Expenses. EarthWeb's product development expenses consist primarily of employee salaries and related expenses (including payroll taxes and benefits), consulting fees and computer leasing costs required to support the development of new service offerings. Product development expenses for the year ended December 31, 1998 increased 47% to $1.5 million from $1.0 million for the year ended December 31, 1997. The increase in product development expenses was primarily attributable to the expansion of EarthWeb's online service offerings, related to the production of the ITKnowledge subscription service, which was launched in October 1998.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of advertising (including expenses recorded for barter transactions), employee salaries, commissions and related expenses (including payroll taxes and benefits) of EarthWeb's sales force and marketing personnel, promotional materials and trade show exhibition expenses. Sales and marketing expenses for the year ended December 31, 1998 increased 347% to $4.5 million from $1.0 million for the year ended December 31, 1997. The increase was primarily attributable to an increase in advertising expenses of $2.0 million and salaries, commissions and related costs of $1.6 million for the in-house advertising sales force, which did not exist during 1997. Barter transactions accounted for approximately 19% and 18% of sales and marketing expenses for 1998 and 1997, respectively. Management expects sales and marketing expenses to increase due to the growth of its sales force and its planned increase in advertising and promotional activities.

General and Administrative Expenses. General and administrative expenses consist primarily of employee salaries and related expenses (including payroll taxes and benefits) for executive, administrative, and accounting personnel, facility costs, recruiting fees, insurance costs and professional fees. General and administrative expenses for the year ended December 31, 1998 increased 31% to $3.4 million from $2.6 million for the year ended December 31, 1997. The increase in general and administrative expenses was primarily attributable to increased consulting fees, professional fees and employee salaries and related expenses (including payroll taxes & benefits). Management expects general and administrative expenses to increase in future periods due to the growth of the business.

Depreciation and Amortization. Depreciation and amortization consists primarily of depreciation of property and equipment and amortization of intangible assets related to acquisitions. Depreciation and amortization for the year ended December 31, 1998 increased 25% to $1.1 million from $893,000 for the year ended December 31, 1997. The increase was primarily a result of additional depreciation on property and equipment and amortization of intangible assets from acquisitions. Management expects depreciation and amortization to increase due to the amortization of goodwill from several acquisitions in 1999.

Interest and Other Income, net. Interest and other income, net consists primarily of interest earned on cash and cash equivalents. Interest and other income, net for the year ended December 31, 1998 increased 15% to $307,000 from $267,000 for the year ended December 31, 1997. The increase was primarily the result of higher average cash balances during 1998, primarily from the proceeds of EarthWeb's initial public offering.

Income Taxes. No provision for federal and state income taxes has been recorded as EarthWeb has incurred net operating losses through December 31, 1998. As of December 31, 1998, EarthWeb had approximately $16.3 million of net operating loss carryforwards for federal income tax purposes, expiring through 2012, available to offset future taxable income. Given EarthWeb's limited operating history, losses incurred to date and the difficulty in accurately forecasting EarthWeb's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full valuation allowance has been recorded.

Year ended December 31, 1997 compared to year ended December 31, 1996

Revenues. Revenues for 1997 increased 140% to $1.1 million from $472,000 for 1996. The increase resulted from growth in the volume of advertising impressions sold and a full year of advertising sales activity in 1997 compared to only seven months of advertising sales activity in 1996. During 1997, the average selling price (CPM) for advertising did not change substantially compared to 1996 levels. Barter transactions accounted for approximately 16% and 55% of revenues for the years ended 1997 and 1996, respectively. During 1997, barter advertising revenues primarily related to the exchange of advertisements with other companies. In 1996, as a result of the contribution by Sun Microsystems of server equipment with a value of $257,000 in exchange for advertising, EarthWeb recorded a one-time barter transaction.

Cost of Revenues. The cost of revenues for 1997 increased 332% to $1.4 million from $314,000 for 1996. This increase was primarily the result of costs related to the growth of EarthWeb's online business, which included hiring additional content and productions personnel resulting in increased employee salaries and related expenses (including payroll taxes and benefits) of $821,000.

Product Development Expenses. Product development expenses for 1997 increased 1,367% to $1.0 million from $68,000 in 1996. The increase in product development expenses was primarily the result of increased salaries and related expenses (including payroll taxes and benefits) of $580,000, and consultant fees of $252,000 to support the development of EarthWeb's online services.

Sales and Marketing Expenses. Sales and marketing expenses for 1997 increased 304% to $1.0 million from $252,000 in 1996. The increase in sales and marketing expenses was primarily the result of an increase in marketing activities, including advertising, trade show exhibitions, and promotional activities, which increased $493,000, and employee salaries and related costs (including payroll taxes and benefits), which increased $163,000. Expenses from barter transactions were 18% and 0% of sales and marketing expenses for 1997 and 1996, respectively.

General and Administrative Expenses. General and administrative expenses for 1997 increased 42% to $2.6 million from $1.8 million in 1996. The increase in general and administrative expenses was predominantly the result of increased salaries and related expenses (including payroll taxes and benefits) of $550,000, with the balance of the increase primarily due to increases in rent expense for EarthWeb's additional office space and recruiting costs.

Depreciation and Amortization. Depreciation and amortization for 1997 increased 785% to $893,000 from $101,000 for 1996. This increase was primarily the result of additional depreciation on property and equipment and amortization of intangible assets from the JARS acquisition. In addition, depreciation and amortization expense for 1997 included a write-off of intangible assets of $337,000 related to the JARS acquisition.

Interest and Other Income, net. Interest and other income, net for 1997 increased 334% to $267,000 from $61,000 for 1996. The increase was the result of higher average cash balances during 1997.

Liquidity and Capital Resources

EarthWeb historically has satisfied its cash requirements primarily through offerings of convertible preferred stock and common stock and lease financings.

Net cash used in operating activities was $6.5 million for the year ended December 31, 1998 and $6.7 million for the year ended December 31, 1997. Cash used in operating activities for 1998 resulted primarily from a net loss of $9.0 million offset by an increase in accounts payable and accrued expenses of $2.3 million, accounts receivable of $0.8 million and depreciation and amortization of $1.1 million. Cash used in operating activities in 1997 was primarily attributable to a net loss of $7.8 million, partially offset by depreciation and amortization of $893,000.

Net cash used in investing activities for the year ended December 31, 1998 of $2.2 million was primarily attributable to purchases of fixed assets of $1.1 million and acquisitions of $1.3 million. Net cash used in investing activities of $2.3 million for 1997 was primarily attributable to cash used for the purchase of fixed assets of $954,000, acquisitions of $812,000 and a restricted cash deposit of $512,000 collateralizing letters of credit.

Net cash from financing activities was $29.3 million for the year ended December 31, 1998 and $10 million for the year ended December 31, 1997. In November 1998, the Company completed its initial public offering of common stock in which 2,100,000 shares were issued at a price of $14.00 per share. Proceeds from the offering net of offering costs were approximately $25.8 million. In June 1998, the Company issued 436,446 shares of common stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3.7 million. In June 1997, the Company issued shares of Series B Convertible Preferred Stock through a private placement in consideration of net proceeds of $10 million.

The Company will continue to evaluate possible acquisitions of, or investments in, business products and technologies that are complementary to those of the Company, which may require the use of cash. Management believes that existing cash balances will be sufficient to meet anticipated cash requirements for at least the next twelve months; however, the Company may sell additional equity or debt securities or obtain credit facilities. The sale of additional securities could result in dilution to the Company's stockholders.

Year 2000

The Year 2000 issue involves the potential for system and processing failures of date-related data resulting from computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that contain time-sensitive software may recognize a date using two digits of "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar ordinary business activities.

EarthWeb believes that its internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter and has completed its internal IT and non-IT assessment. Nonetheless, there can be no assurance in this regard until such systems are operational in the year 2000. EarthWeb is currently creating contingency plans in the event of Year 2000 failures. EarthWeb has contacted all of its significant suppliers to determine the extent to which EarthWeb's systems are vulnerable to those third parties' failure to make their own systems Year 2000 compliant. EarthWeb was informed by such suppliers that their systems are Year 2000 compliant. Additionally, any Year 2000 problems experienced by EarthWeb's advertising customers could affect the placement of advertisements on EarthWeb's online services. In the event any of EarthWeb's suppliers or vendors prove not to be Year 2000 compliant, EarthWeb believes that it could find a replacement vendor or supplier which is Year 2000 compliant without significant delay or expense. However, if substantially all of EarthWeb's suppliers and vendors prove not to be Year 2000 compliant and if EarthWeb experiences difficulties in finding replacement vendors, then, as a result, EarthWeb's business could be materially adversely affected. The failure to correct material Year 2000 problems by EarthWeb's suppliers and vendors could result in an interruption in, or a failure of, certain normal business activities or operations of EarthWeb. Such failure could materially and adversely affect EarthWeb's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting from the uncertainty of the Year 2000 readiness of third-party suppliers and vendors, EarthWeb is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on EarthWeb's results of operations, liquidity or financial condition.

To date, EarthWeb has spent an immaterial amount on Year 2000 compliance issues and expects to incur no significant costs in the future for Year 2000 problems.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. EarthWeb does not expect the adoption of this standard to have a material effect on EarthWeb's capitalization policy.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for financial statements for years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As EarthWeb has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on EarthWeb's results of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As EarthWeb does not currently engage or plan to engage in derivative or hedging activities, there will be no impact on EarthWeb's results of operations, financial position or cash flows upon the adoption of this standard.

                                                                                          Year Ended December 31,

Balance Sheets                                                                                   1998          1997
ASSETS:

Current assets:
 Cash and cash equivalents                                                               $ 25,292,229   $ 4,775,153
 Restricted cash                                                                              287,000       512,000
 Accounts receivable, net                                                                   1,143,681       375,961
 Prepaid expenses and other current assets                                                    541,686       235,242
 Discontinued operations (accounts receivable)                                                     --       403,052
-------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                    27,264,596     6,301,408
Fixed assets, net                                                                           2,068,752     1,650,828
Intangible assets, net                                                                      1,069,220       505,938
Other assets                                                                                   74,816        55,674
 Total assets                                                                            $ 30,477,384   $ 8,513,848
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
 Accounts payable                                                                        $  1,805,076   $   574,006
 Accrued expenses                                                                           1,519,807       414,239
 Other current liabilities                                                                    157,714       552,179
 Discontinued operations (accrued expenses)                                                    76,696       443,527
-------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                                3,559,293     1,983,951
Other liabilities                                                                              65,686        85,311
-------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                        3,624,979     2,069,262

Commitments and contingencies
Stockholders' equity:
 Preferred stock, par value $.01; 2,000,000 authorized; none issued                                --            --
 Series A Convertible Preferred Stock, par value $.01; none and 1,000,000 authorized,
   none and 653,111 issued and outstanding                                                         --         6,531
 Series B Convertible Preferred Stock, par value $.01; none and 600,000 authorized,
   none and 598,086 issued and outstanding                                                         --         5,981
 Common stock, par value $.01; 21,750,000 authorized, 7,903,761
   and 2,925,000 issued and outstanding                                                        79,038        29,250
 Additional paid in capital                                                                44,582,477    14,715,614
 Unearned compensation                                                                       (326,562)           --
 Treasury stock at cost, 4,713 shares                                                        (199,970)           --
 Accumulated deficit                                                                      (17,282,578)   (8,312,790)
   Total stockholders' equity                                                              26,852,405     6,444,586
-------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                            $ 30,477,384   $ 8,513,848

The accompanying notes are an integral part of these financial statements.

                                                                                     Year Ended December 31,

Statements of Operations                                                             1998          1997          1996

Revenue                                                                       $ 3,349,165   $ 1,135,141   $   472,109
Cost of revenues                                                                2,131,593     1,358,293       314,332
---------------------------------------------------------------------------------------------------------------------

Gross profit (deficit)                                                          1,217,572      (223,152)      157,777
---------------------------------------------------------------------------------------------------------------------

Operating expenses:
 Product development                                                            1,475,665     1,003,422        68,410
 Sales and marketing                                                            4,546,839     1,018,313       252,287
 General and administrative                                                     3,356,567     2,566,670     1,801,744
 Depreciation and amortization                                                  1,115,698       892,600       100,859
---------------------------------------------------------------------------------------------------------------------
 Total operating expenses                                                      10,494,769     5,481,005     2,223,300
---------------------------------------------------------------------------------------------------------------------
Loss from operations                                                           (9,277,197)   (5,704,157)   (2,065,523)

Interest and other income, net                                                    307,409       267,139        61,497
---------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                                (8,969,788)   (5,437,018)   (2,004,026)
Discontinued operations:
 Loss from discontinued operations                                                     --    (2,142,934)      (42,255)
 Loss on disposal of discontinued operations                                           --      (240,585)           --
---------------------------------------------------------------------------------------------------------------------

Net loss                                                                      $(8,969,788)  $(7,820,537)  $(2,046,281)
---------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share from continuing operations               $     (1.53)  $     (1.13)  $     (0.69)

Basic and diluted net loss per share from discontinued operations             $        --   $     (0.50)  $     (0.01)

Basic and diluted net loss per share                                          $     (1.53)  $     (1.63)  $     (0.70)
---------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock outstanding
 used in computing basic and diluted net loss per share                         5,880,467     4,812,055     2,925,000
---------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                                                                Convertible Preferred Stock                          Additional
                                              Members                Series A and B                Common Stock        Paid in
Statements of Stockholders' Equity         Contributions        Shares         Amount            Shares    Amount      Capital
Balance at December 31, 1995...........     $ 2,064,000               --        $  --              --      $   --     $   --

Payment of member receivable...........

Reduction of member receivable.........

Net loss for the period January 1, 1996
 to October 25, 1996...................

Effect of reorganization (Note 1)......      (2,084,000)                                    2,925,000      29,250   (158,916)

Issuance of Series A
 convertible preferred stock...........                          604,288         6,043                             4,375,053

Conversion of promissory note for
 Series A convertible preferred stock....                         48,823           488                               499,512

Net loss for the period October 26,
 1998 to December 31, 1996...............
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996.............            --          653,111         6,531      2,925,000      29,250  4,715,649

Issuance of Series B convertible
 preferred stock.........................                        568,182         5,682                             9,494,316

Conversion of promissory note for
 Series B convertible preferred stock....                         29,904           299                               499,701

Issuance of non-qualified stock options..                                                                              5,948

Net loss.................................
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997.............            --        1,251,197       12,512       2,925,000      29,250  14,715,614

Issuance of common stock.................                                                   2,536,446      25,364  29,465,517

Exercise of stock options................                                                       2,482          26       3,792

Issuance of non-qualified stock options..                                                                              41,430

Issuance of stock options below deemed
fair value for accounting purposes.......                                                                             368,010

Amortization of deferred compensation....

Conversion of preferred stock............                     (1,251,197)     (12,512)     2,439,833       24,398     (11,886)

Purchase of treasury stock...............

Net loss.................................
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998.............  $       --              --       $      --       7,903,761    79,038   $44,582,477

The accompanying notes are an integral part of these financial statements.

                                            Unearned       Receivable       Accumu-
                                            Compen-           from           lated             Treasury  Stock
                                            sation           Member         Deficit             Shares   Amount      Total

Statements of Stockholders' Equity
Balance at December 31, 1995...........   $       --       $(172,489)       $(639,638)           --     $   --     $1,251,873

Payment of member receivable...........                       58,100                                                   58,100

Reduction of member receivable..........                     114,389                                                  114,389

Net loss for the period January 1, 1996
 to October 25, 1996.....................                                  (1,554,028)                              (1,554,026)

Effect of reorganization (Note 1)........                                   2,193,666                                      --

Issuance of Series A
 convertible preferred stock.............                                                                            4,381,096

Conversion of promissory note for
 Series A convertible preferred stock....                                                                              500,000

Net loss for the period October 26,
 1998 to December 31, 1996...............                                     (492,253)                               (492,253)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996.............         --              --          (492,253)                              4,259,177

Issuance of Series B convertible
 preferred stock.........................                                                                            9,499,998

Conversion of promissory note for
 Series B convertible preferred stock....                                                                              500,000

Issuance of non-qualified stock options..                                                                                5,948

Net loss.................................                                   (7,820,537)                             (7,820,537)
-------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997.............       --                --        (8,312,790)                              6,444,586

Issuance of common stock.................                                                                           29,490,881

Exercise of stock options................                                                                                3,818

Issuance of non-qualified stock options..                                                                               41,430

Issuance of stock options below deemed
fair value for accounting purposes.......   (368,010)                                                                      --

Amortization of deferred compensation....     41,448                                                                    41,448

Conversion of preferred stock............                                                                                   --

Purchase of treasury stock...............                                                         4,713   (199,970)    (199,970)

Net loss.................................                                    (8,969,788)                             (8,969,788)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,  1998............. $(326,562)   $    --            $(17,282,578)          4,713  $(199,970) $26,852,405

                                                                                   Year Ended December 31,
Statements of Cash Flows                                                          1998          1997          1996

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                  $(8,969,788)  $(7,820,537)  $(2,046,281)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
   Depreciation and amortization                                             1,115,698       892,600       100,859
   Charge related to issuance of stock options                                  82,878         5,948            --
   Barter transaction                                                               --            --      (257,398)
   Reduction of members' receivable                                                 --            --       114,389
   Provision for doubtful accounts                                              42,650        10,505            --
   Reserve for discontinued operations                                              --       443,527            --

   CHANGES IN OPERATING ASSETS AND LIABILITIES:
     Accounts receivable                                                      (810,370)     (285,287)     (101,179)
     Prepaid expenses and other current assets                                (306,444)     (159,321)      (72,571)
     Other assets                                                              (19,142)      (32,080)       76,725
     Accounts payable and accrued expenses                                   2,294,223       364,877       531,815
     Other current liabilities                                                 (10,767)       89,389            --
     Discontinued operations                                                    36,221      (235,526)      206,409
   Net cash used in operating activities                                    (6,544,841)   (6,725,905)   (1,447,232)
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of fixed assets                                                   (1,147,512)     (954,432)     (598,543)
 Acquisitions                                                               (1,310,300)     (811,876)           --
 Restricted cash                                                               225,000      (512,000)           --
   Net cash used in investing activities                                    (2,232,812)   (2,278,308)     (598,543)
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from bridge financing                                                     --       500,000       500,000
 Proceeds from issuance of preferred stock, net                                     --     9,499,998     4,381,096
 Proceeds from issuance of common stock, net                                29,494,699            --            --
 Purchase of treasury stock                                                   (199,970)           --            --
 Contribution from members                                                          --            --        58,100
   Net cash provided by financing activities                                29,294,729     9,999,998     4,939,196
------------------------------------------------------------------------------------------------------------------
Net increase in cash for the period                                         20,517,076       995,785     2,893,421

Cash and cash equivalents, beginning of period                               4,775,153     3,779,368       885,947
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                   $25,292,229   $ 4,775,153   $ 3,779,368
------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of Non-Cash Investing and Financing Activities:

During 1996, the Company received $257,398 of equipment, in lieu of cash, in a transaction in which the Company recorded advertising revenue of the same amount.

During 1996, certain executives of the Company paid expenses on behalf of the Company, in the amount of $114,389, in exchange for the reduction of their members' receivable amounts.

The accompanying notes are an integral part of these financial statements.

1. The Company
Organization

EarthWeb Inc. (the "Company") was incorporated in the State of New York on April 25, 1996 and subsequently re-incorporated in the State of Delaware on June 17, 1997.

On October 25, 1996, all of the assets and liabilities of EarthWeb LLC were transferred, in a tax-free conversion, to EarthWeb Inc., in exchange for the issuance of 2,925,000 shares of common stock of the Company. This transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling of interest.

Business

The Company is a leading provider of Internet-based online services to the information technology ("IT") industry worldwide. Its integrated business-to-business online services address the needs of ITprofessionals for content, community and commerce.

The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financings to fund operations. During 1998, the Company received financing of approximately $29,500,000, primarily through an initial public offering of common stock in November 1998.

2. Significant Accounting Policies and Procedures

Revenue Recognition

The Company generates several types of revenue including the following:

Advertising Advertising revenues are derived from the sale of advertising space on the Company's various online services. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no significant Company obligations remain and collection of the receivable is reasonably assured. Company obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of the Company's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impressions are achieved. For the years ended December 31, 1998, 1997 and 1996, advertising revenues represented approximately 95%, 86% and 100% of gross revenues from continuing operations, respectively.

Revenues from barter transactions are recorded at the lower of the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given. Revenue from barter transactions (representing advertisements given) is recognized as income when advertisements are delivered on the Company's Web sites. Barter expense (representing advertisements received) is recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when the related barter revenue is recognized. For the years ended December 31, 1998, 1997 and 1996, barter transactions represented 25%, 16% and 55% of total revenues from continuing operations, respectively.

Online Product Sales The Company has various agreements with product manufacturers where publications and software are sold on the Company's Web sites. The Company records the gross revenue earned and the related royalty due to the vendor as cost of revenues when the products are sent electronically to the customers and collectibility is reasonably assured.

Subscription Revenue The Company offers monthly and yearly subscriptions for ITknowledge.com. Potential members are offered a fourteen day free trial membership. If such trial membership is not cancelled within the trial period, the member is charged. Subscription revenue is recognized ratably over the life of the subscription. Accordingly, amounts received for services which have not yet been provided are reflected as deferred revenue in the accompanying balance sheets.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash that collateralizes certain letters of credit is recorded as restricted cash on the balance sheet (see Note 6).

Concentration of Credit Risk

Substantially all of the Company's excess cash has been invested in highly liquid investments. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Company maintains allowances for credit losses and such losses have been within management's expectations. The Company's services are provided to customers in several industries worldwide.

Accounts receivable are stated net of allowances for doubtful accounts of approximately $53,000 and $11,000 as of December 31, 1998 and 1997, respectively. Two customers accounted for 31% and 52% of the accounts receivable balance at December 31, 1998 and 1997, respectively. Two customers accounted for 21% of revenues for the year ended December 31, 1998 and one customer accounted for 12% of revenues from continuing operations for the year ended December 31, 1997.

Financial Instruments
The recorded amounts of financial instruments approximate their fair values.

Fixed Assets

Depreciation of equipment, furniture and fixtures and computer software is provided for by the straight-line method over estimated useful lives ranging from three to five years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or the estimated useful life of the improvement. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

Intangible Assets

Intangible assets, resulting from acquisitions of Web sites and other assets, are being amortized using the straight-line method over three years.

Income Taxes

The Company recognizes deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial-statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation and amortization of intangible assets.

Risks and Uncertainties

The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's online service brands, the rejection of the Company's services by Web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The Company's significant estimates include the useful lives of fixed assets and intangibles and the accounts receivable allowance for doubtful accounts.

Long-Lived Assets

The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impairment. To date no such impairment has been indicated except as disclosed in
Note 3. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows before interest. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds fair value of the asset. Fair value is determined primarily using the anticipated cash flows before interest, discounted at a rate commensurate with the risk involved.

Net Loss Per Share

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares have been excluded from the computation as their effect is antidilutive for all years. As the Convertible Preferred Stock was converted into common stock upon completion of the Company's initial public offering ("IPO") in November 1998, it has been reflected as common stock for all periods presented. Net loss per share amounts for all periods have been restated to conform to SFAS No. 128 requirements.

Stock Split

The company authorized and implemented a 0.65-for-one reverse stock split in connection with the initial public offering of the Company's common stock on November 10, 1998. All references to the number of shares of common stock have been retroactively restated in the financial statements to reflect the effect of this transaction.

Comprehensive Income

The Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

Segments

The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable business segments as of December 31, 1998.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company does not expect the adoption of this standard to have a material effect on the Company's capitalization policy.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on the Company's results of operations, financial position or cash flows.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As the Company does not currently engage or plan to engage in derivative or hedging activities there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of this standard.

3. Acquisitions

In August 1997, the Company acquired certain assets related to the Java Applet Rating Service ("JARS") Web site. The total cost of the acquisition was $1,261,876 including legal and other professional costs. As of December 31, 1997, there was a payable of $450,000 related to this acquisition that was paid by August 1998. The Company has also entered into a four year consulting agreement with the seller of JARS where the Company is obligated to pay a consulting fee of $180,000 per year.

The cost of the JARS acquisition was allocated to certain assets based upon their estimated fair values as follows:

Intangible assets       $1,011,876
Capitalized software       230,000
Fixed assets                20,000
                        $1,261,876
----------------------------------

At December 31, 1997 the Company recorded a charge of approximately $337,000 related to an impairment of the intangible assets acquired in the JARS acquisition to reflect the fair value of the remaining asset.

During 1998, the Company acquired several Web sites. In February 1998, the Company acquired the companion Web sites htmlgoodies.com and javagoodies.com. In April 1998, the Company acquired intranetjournal.com. In May 1998, the Company acquired javascripts.com. In July 1998, the Company acquired substantially all of the assets and properties of the Web site datamation.com. In conjunction with the acquisition of datamation.com, the Company also licensed, on a non-exclusive, fully paid basis from the seller, the right to use certain customer lists for the purposes of marketing the Company's products and services. The aggregate cost of these Web site acquisitions totaled approximately $949,000, approximately $89,000 of which is payable over the next year.

Amortization expense of intangible assets resulting from acquisitions totaled $404,000 and $506,000 in the years ended December 31, 1998 and 1997, respectively.

4. Discontinued Operations

In November 1997, the Company formalized its plan to discontinue its professional services and software products divisions. Accordingly, operating results have been reclassified and reported in discontinued operations.

Operating results of the discontinued operations are as follows:

                                                                 Professional    Software
                                                        Total        Services    Products               Total               Total
                                                         1998           1997         1997                1997                1996
Revenues                                                    --     $2,303,813  $   476,170         $ 2,779,983          $1,192,378
Expenses                                                    --      1,361,046    3,802,456           5,163,502           1,234,633
Net (loss) income                                           --     $  942,767  $(3,326,286)        $(2,383,519)         $  (42,255)
----------------------------------------------------------------------------------------------------------------------------------

Assets and liabilities of the discontinued
 operations are as follows at December 31:
Accounts receivable                                         --     $  253,052  $   150,000         $   403,052                  --
Accrued expenses                                        76,696        103,585      339,942             443,527                  --
 Net assets (liabilities)                              (76,696)    $  149,467  $  (189,942)        $   (40,475)                 --
----------------------------------------------------------------------------------------------------------------------------------

5. Fixed Assets

Property and equipment consist of the following:
                                                                                             December 31, 1998   December 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
Computer equipment and software                                                                    $ 2,348,249          $1,753,627
Furniture and fixtures                                                                                 499,425             321,818
Leasehold improvements                                                                                 635,627             291,311
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                     3,483,301           2,366,756
  Less, accumulated depreciation and amortization                                                    1,414,549             715,928
                                                                                                   $ 2,068,752          $1,650,828
----------------------------------------------------------------------------------------------------------------------------------

Depreciation and amortization for the years ended December 31, 1998, 1997 and 1996 totaled approximately $699,000, $529,000 and $101,000, respectively.

6. Commitments and Contingencies

Leases

The Company leases office space in New York, under non-cancelable operating leases expiring at various dates through January 2008. Future minimum lease payments under non-cancelable operating leases as of December 31, 1998 are as follows:

                       Operating Leases
---------------------------------------
1999                         $1,018,000
2000                            961,000
2001                            859,000
2002                            744,000
2003 and thereafter           4,095,000
Total                        $7,677,000
---------------------------------------

Rent expense was approximately $323,000, $278,000 and $183,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Letter of Credit

As of December 31, 1998, the Company has a $287,000 standby letter of credit to collateralize its principal facility lease agreement. Restricted cash collateralizes such standby letter of credit.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company does not believe that an adverse outcome of any proceeding would have a material effect on the Company's financial position or results of operations.

7. Stockholders' Equity

Common Stock In June 1998, the Company issued 436,446 shares of Common Stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3,719,000. In November 1998, the Company completed its initial public offering of 2,100,000 shares of common stock at a price of $14.00 a share. The total net proceeds to the Company from the IPO were approximately $25,770,000.

Preferred Stock On October 25, 1996, the Company issued 653,111 shares of Series A Convertible Preferred Stock ("Series A") through a private placement, in consideration of net proceeds to the Company of $4,881,096, inclusive of the conversion of a $500,000 promissory note.

In June 1997, the Company issued 598,086 shares of Series B Convertible Preferred Stock ("Series B") through a private placement, in consideration of net proceeds of $9,999,998, inclusive of the conversion of a $500,000 promissory note.

As of the closing date of the initial public offering, all shares of Convertible Preferred Stock were converted into 2,439,833 shares of common stock.

Stock Option Plan During October 1996, the Company adopted the 1996 Amended and Restated Stock Option Plan (the "1996 Plan") under which incentive stock options or non-qualified stock options to purchase common stock may be granted to eligible employees.

In November 1998, the Board of Directors adopted the Company's 1998 Plan (the "1998 Plan"). The Company has reserved 375,000 shares of Common Stock for issuance under the 1998 Plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to two percent (2%) of the number of shares outstanding as of such date or a lesser number of shares determined by the Compensation Committee. A summary of the status of the Company's Plans, as amended, as of December 31, 1997 and 1998, and changes during the years ended December 31, 1997 and 1998 are presented below:

                                                                                       Weighted Average
                                                                     Option Shares       Exercise Price
Options outstanding - January 1, 1997
Opening balance                                                                 --
Granted                                                                    217,568               $ 2.40
Cancelled                                                                  (17,478)                1.54
-------------------------------------------------------------------------------------------------------
Options outstanding - December 31, 1997                                    200,090                 2.49
Granted                                                                    363,925                 5.14
Exercised                                                                   (2,732)                1.54
Cancelled                                                                  (58,120)                2.51
Expired                                                                     (4,201)                1.64
Options outstanding - December 31, 1998                                    498,962               $ 4.43
-------------------------------------------------------------------------------------------------------
Options exercisable at December 31, 1998                                   108,813
Options exercisable at December 31, 1997                                        --
Weighted average fair value of options granted during 1998                   $0.97

Weighted average fair value of options granted during 1997                   $0.75



The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                     Options Outstanding                  Options Exercisable

                                                                                Weighted  Weighted                          Weighted
                                                                                 Average   Average                           Average
Range of                                                     Shares            Remaining  Exercise         Shares           Exercise
Exercise Prices                                         Outstanding     Contractual Life     Price    Exercisable              Price
------------------------------------------------------------------------------------------------------------------------------------
$1.54 - $1.54                                                45,840                  5.1    $ 1.54         20,179             $ 1.54
$2.77 - $3.23                                               361,472                  6.0    $ 3.08         75,385             $ 3.07
$6.15 - $8.57                                                10,400                  6.3    $ 7.74          1,559             $ 7.74
$10.00 - $13.00                                              81,250                  6.7    $11.62         11,690             $11.63
                                                            498,962                                       108,813
------------------------------------------------------------------------------------------------------------------------------------

Options generally vest over a period of four years, however, 15% of all unvested options automatically vested at the date of the initial public offering. At December 31, 1998, the Company had reserved 900,000 shares of common stock for the exercise of options.

The option plan also provides for the issuance of stock appreciation rights and restricted stock awards under which shares of common stock may be issued to eligible employees. No such awards have been made.

Stock-Based Compensation The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock-Issued to Employees" and related interpretations in accounting for its stock option issuances. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock option issuances been determined based on the fair value at the grant date for awards in 1998 and 1997 consistent with the provisions of SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below.

                                                         December 31, 1998   December 31, 1997
----------------------------------------------------------------------------------------------
Net loss -- as reported                                        $(8,969,788)        $(7,820,537)
Net loss -- pro forma                                          $(9,022,961)        $(7,860,720)
Basic net loss per share -- as reported and pro forma          $     (1.53)        $     (1.63)

The fair value of each option grant is estimated on the date of the grant using the "Black-Scholes option-pricing model" with the following weighted average assumptions used for grants for the years ended December 31, 1998 and 1997; zero dividend yield; no volatility (all options were issued prior to the effectiveness of the IPO); a weighted average risk-free interest rate of 5.34% and 6.90%, respectively; and expected lives of 4 and 5 years, respectively.

During the year ended December 31, 1998, the Company issued stock options with strike prices below the then fair market value and, as a result, recorded deferred compensation of approximately $368,000. Deferred compensation is amortized over the four-year vesting period of the options. As of December 31, 1998, compensation cost of approximately $41,000 has been recognized.

1998 Employee Stock Purchase Plan The Company's 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan") was approved by the Board of Directors in November 1998. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide employees of the Company with an opportunity to purchase Common Stock through payroll deductions. An aggregate of 159,000 shares of the Company's Common Stock has been reserved for issuance under the Stock Purchase Plan and is available for purchase thereunder, plus an annual increase to be added on the first day of the Company's fiscal year beginning in 2000 equal to the lesser of (i) 400,000 shares, (ii) two percent (2%) of the outstanding shares on such date or (iii) a lesser number of shares determined by the Compensation Committee. At December 31, 1998, employee contributions to the Plan were approximately $66,000, which will purchase shares of common stock on July 31, 1999.

8. Income Taxes

The components of the net deferred tax asset as of December 31, 1998 and 1997 consists of the following:

                                                                    1998          1997
-----------------------------------------------------------------------------------------
Operating loss carryforward                                     $ 7,328,880   $ 3,325,050
Depreciation of fixed assets and amortization of intangibles         13,856       254,250
-----------------------------------------------------------------------------------------
Net deferred tax asset                                            7,342,736     3,579,300
Less, Valuation allowance                                        (7,342,736)   (3,579,300)
Deferred tax asset                                              $         0   $         0
-----------------------------------------------------------------------------------------

The difference between the Company's U.S. federal statutory rate of 35%, as well as its state and local rate, net of a federal benefit of 7%, when compared to its effective rate of 0% is principally comprised of its valuation allowance.

As of December 31, 1998, the Company has a net operating loss carryforward for Federal income tax purposes of approximately $16,300,000. The carryforwards will begin to expire in 2011 if not used. The net deferred tax asset has been fully reserved due to the uncertainty of the Company's ability to realize this asset in the future.

9. Employee Savings Plan

The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the years ended December 31, 1998 and 1997, the Company did not contribute to the Savings Plan.

10. Subsequent Events (unaudited)

In February 1999, the Company completed the acquisition of Dice.com, a leading online job posting service for information technology professionals, for approximately $35 million in shares of common stock and cash. The consideration also consists of additional future payments, based on the performance of Dice.com, in the form of EarthWeb common stock or cash with an aggregate value of up to $12,000,000. The Company funded the transaction through the issuance of 577,778 shares of common stock and from the proceeds of the initial public offering. In addition, all outstanding options to purchase Dice.com common stock were converted into non-qualified options to purchase an aggregate of 36,667 shares of EarthWeb Inc. common stock.

Under the terms of the acquisition agreement, an aggregate of 57,778 shares of common stock will be held in escrow for 18 months for the purpose of indemnifying the Company against certain liabilities of Dice.com and its stockholders.

In February 1999, the Company acquired go certify.com, which provides users with information on technical certification programs. In March 1999, the Company acquired substantially all the assets of The Perl Journal, a leading technical publication for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price of both acquisitions was $980,000, of which $750,000 is payable until March 2000 in the form of common stock or cash. The consideration paid also consists of additional future payments, based on performance, in the form of cash or stock, with an aggregate value of up to $500,000.

These acquisitions will be accounted for using the purchase method of accounting. The results of operations for each will be included with those of the Company for periods subsequent to the date of each acquisition.

To the Board of Directors and Shareholders of EarthWeb Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of EarthWeb Inc. at December 31, 1998 and 1997 and the results of its operations and cash flows for the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PRICEWATERHOUSECOOPERS LLP

New York, New York
January 21, 1999

Quarterly Results of Operations (Unaudited)

The following table sets forth unaudited quarterly statement of operations data for each of the four quarters during the years ended December 31, 1997 and 1998. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with the audited financial statements of EarthWeb and the notes thereto appearing elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

Quarter ended              March 31,   June 30,   Sept. 30,   Dec. 31,   March 31,   June 30,   Sept. 30,   Dec. 31,
                                1997       1997        1997       1997        1998       1998        1998       1998
--------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Total revenues                   330        262         194        349         308        666         944       1431
Cost of revenues                 258        343         346        411         395        398         601        737
Gross profit (deficit)            72        (81)       (152)       (62)        (87)       268         343        694
--------------------------------------------------------------------------------------------------------------------
Operating expenses:
Product
 development                     237        239         291        236         246        310         434        485
Sales and marketing              159        265         328        266         333        477       1,082      2,655
General and
 administrative                  610        686         706        565         605        726         914      1,111
Depreciation and
 amortization                     63         77         199        554         233        244         311        328
Total operating
 expenses                      1,069      1,267       1,524      1,621       1,417       1757       2,741      4,579
--------------------------------------------------------------------------------------------------------------------
Loss from
 operations                     (997)    (1,348)     (1,676)    (1,683)     (1,504)    (1,489)     (2,398)    (3,885)
Interest and other
 income, net                      41         26         125         75          47         30          42        187
--------------------------------------------------------------------------------------------------------------------
Loss from continuing
 operations                     (956)    (1,322)     (1,551)    (1,608)     (1,457)    (1,459)     (2,356)    (3,698)
Loss from
 discontinued
 operations                     (172)      (377)       (631)    (1,204)         --         --          --         --
Net loss                     $(1,128)   $(1,699)    $(2,182)   $(2,812)    $(1,457)   $(1,459)    $(2,356)   $(3,698)
--------------------------------------------------------------------------------------------------------------------
Basic and diluted
 net loss per share from
 continuing operations       $ (0.23)   $ (0.25)    $ (0.29)   $ (0.30)    $ (0.27)   $ (0.27)    $ (0.41)   $ (0.53)
Basic and diluted
 net loss per share from
 discontinued operations       (0.04)     (0.07)      (0.12)     (0.22)         --         --          --         --
--------------------------------------------------------------------------------------------------------------------
Basic and diluted
 net loss per share          $ (0.27)   $ (0.32)    $ (0.41)   $ (0.52)    $ (0.27)   $ (0.27)    $ (0.41)   $ (0.53)

Board of Directors

Jack D. Hidary(1)
President and Chief Executive Officer

Murray Hidary
Executive Vice President, Business Development, Secretary and Treasurer

Nova Spivack
Strategic Planning Advisor

Cary Davis(1)(2)
Vice President - E. M. Warburg, Pincus &Co., LLC

Henry Kressel(1)(2)
Managing Director - E. M. Warburg, Pincus & Co., LLC


Executive Officers

Jack D. Hidary
President, Chief Executive Officer and Director

Murray Hidary
Executive Vice President, Business Development, Secretary, Treasurer and
Director

William Gollan
Senior Vice President

Irene Math
Vice President, Finance

Lloyd Linn
Vice President, EarthWeb, Inc.
President, EW Career Solutions, Inc.
(operates the Dice.com business)

Kevin McPherson
Vice President, Worldwide Advertising Sales

John Kleine
Vice President, Systems and Operations

Scott Anderson
Vice President, Worldwide Marketing

Mark Schlack
Vice President, Content

Corporate Office

EarthWeb Inc.
3 Park Avenue
New York, New York 10016

Subsidiary

EW Career Solutions, Inc.
(operates the Dice.com business)
300 Walnut Street
Suite 100
Des Moines, IA 50309

Independent Accountants

PricewaterhouseCoopers LLP
New York, New York

Legal Counsel

Morrison & Foerster LLP
New York, New York

Transfer Agent and Registrar
American Stock Transfer & Trust Company

Form 10-K
Copies of the EarthWeb Inc. Form 10-K as filed with the Securities and Exchange Commission are available without charge at www.sec.gov.
A copy of this annual report can be found online at: www.earthweb.com or via a written, verbal or electronic request to the Company's corporate office.

Shareholder Information

EarthWeb Inc. Common Stock is quoted on the NASDAQ National Market under the symbol EWBX. During the fourth quarter of 1998, the high and low closing prices per share of common stock, as reported by NASDAQ, were $85.06 and $31.00, respectively.

The Company has not paid cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company presently intends to retain its future earnings to finance the expansion and development of the business.

As of March 1, 1999, 8,509,862 shares of EarthWeb Inc. common stock were issued and outstanding and were held of record by 115 persons, including several holders who are nominees for an undetermined number of beneficial owners.

All references to Web sites are not intended to incorporate information contained therein.

EarthWeb
www.earthweb.com

EarthWeb.com is the single point of access into EarthWeb's technical business-to-business content and services. Through this hub, IT professionals can locate thousands of resources available at EarthWeb's online services, including job boards, software and the industry's most extensive collection of reference and technical content.

Datamation
www.datamation.com

Datamation is the one-stop online resource center that provides unique information, perspective and analysis for senior IT managers and executives at large organizations.
HTML Goodies
www.htmlgoodies.com

With hundreds of HTML tutorials and extensive resources on DHTML, XML, SGML and other mark-up languages, HTMLGoodies provides an audience of more than 300,000 Webmasters with the tools to create dynamic, functional Web sites.

Javascripts.com
www.javascripts.com

Home to dozens of original tutorials and hundreds of active forums, Javascripts.com is recognized as the Internet's most comprehensive guide to scripting languages and other Web development tools.
Developer.com
www.developer.com

A leading online resource for professional developers, developer.com offers resource directories, reusable objects, discussions, training, news and more for technologies including, C/C++, Perl, XML, ASP, Visual Basic, Middleware, Networks, Databases and Security.
Dice.com
www.dice.com

With tens of thousands of current job listings for system engineers, developers and other computer professionals, Dice.com is a premier job search site for IT professionals.
Y2Kinfo
www.y2kinfo.com

Dedicated to Year 2000 tools, information and services, Y2KInfo is a comprehensive online service for IT professionals involved in Year 2000 solutions.
Road Coders
www.roadcoders.com

Offering extensive links, source code, articles and development applications for PalmPilot and Windows CE application development, Road Coders is the ultimate site for people that code for the road.

ITKnowledge
www.itknowledge.com

EarthWeb's first subscription service, ITKnowledge covers such topics as networking, databases, programming, Linux and hardware, and is the world's largest online collection of technical books and source code.

Intranet Journal
www.intranetjournal.com

A resource for corporate Intranet professionals, Intranet Journal provides targeted content, tutorials, original articles, moderated message exchange boards and more on Intranet development and management topics.

EarthWeb Direct
www.earthwebdirect.com

Formed in partnership with Beyond.com, EarthWeb Direct focuses on software products and tools for IT professionals.
Gamelan
www.gamelan.com

Noted industry-wide as the most comprehensive repository of Java resources and endorsed by Sun Microsystems as the "Official Directory for Java," Gamelan includes thousands of resources covering such topics as Java`s impact on security, e-commerce, and distributed computing.

EarthWeb Inc.
3 Park Avenue
New York, NY 10016
tel: 212.725.6550
fax: 212.725.6559
http://www.earthweb.com