Form 10-K/A, Exhibit 13
period 1998-12-30
EARTHWEB INC
filed 1999-04-16
CIK 1067056

                                                                    Exhibit 13.1



                               Amended Pages to
                      1998 Annual Report to Stockholders
               ------------------------------------------------

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

                                                             Year Ended December 31,

Selected Financial Data                              1998                 1997         1996         1995
Dollars in thousands, except per share data
--------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenues                                       $    3,349           $    1,135   $      472   $       --
Cost of revenues                                    2,131                1,358          314           --
Gross profit (deficit)                              1,218                 (223)         158           --
--------------------------------------------------------------------------------------------------------
Operating expenses
 Product development                                1,476                1,003           68           36
 Sales and marketing                                4,547                1,018          252           --
 General and administrative                         3,356                2,567        1,802          626
 Depreciation and amortization                      1,116                  893          101           42
   Total operating expenses                        10,495                5,481        2,223          704
--------------------------------------------------------------------------------------------------------
Loss from operations                               (9,277)              (5,704)      (2,065)        (704)

Interest and other income, net                        307                  267           61           (1)
Loss from continuing operations                    (8,970)              (5,437)      (2,004)        (705)
Loss from discontinued operations                      --               (2,384)         (42)          65
Net Loss                                           (8,970)              (7,821)      (2,046)        (640)
--------------------------------------------------------------------------------------------------------

Basic and diluted net loss per share
 from continuing operations                         (2.37)               (1.86)       (0.69)       (0.24)
Basic and diluted net loss per share
 from discontinued operations                          --                (0.81)       (0.01)        0.02
Basic and diluted net loss per share               $(2.37)              $(2.67)      $(0.70)  $    (0.22)
--------------------------------------------------------------------------------------------------------

Weighted average shares outstanding
 used in computing basic and diluted
 net loss per share                             3,782,575            2,925,000    2,925,000    2,925,000

Note: On a pro forma basis the net loss per share for 1998 was $1.53. The pro forma share amount is computed by using the sum of the weighted average number of shares of common stock and the 2,439,833 shares of common stock issued upon conversion of preferred stock.


                                                                     As of December 31,
Dollars in thousands                                 1998                 1997         1996         1995
--------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Cash and cash equivalents                      $   25,292           $    4,775   $    3,779   $      886
Working capital                                    23,705                4,317        3,315          865
Total assets                                       30,477                8,514        5,652        1,393
Long-term obligations                                  66                   85           94           25
Stockholders' equity                               26,852                6,445        4,259        1,251

                                                                                     Year Ended December 31,

Statements of Operations                                                             1998          1997          1996

Revenue                                                                       $ 3,349,165   $ 1,135,141   $   472,109
Cost of revenues                                                                2,131,593     1,358,293       314,332
---------------------------------------------------------------------------------------------------------------------

Gross profit (deficit)                                                          1,217,572      (223,152)      157,777
---------------------------------------------------------------------------------------------------------------------

Operating expenses:
 Product development                                                            1,475,665     1,003,422        68,410
 Sales and marketing                                                            4,546,839     1,018,313       252,287
 General and administrative                                                     3,356,567     2,566,670     1,801,744
 Depreciation and amortization                                                  1,115,698       892,600       100,859
---------------------------------------------------------------------------------------------------------------------
 Total operating expenses                                                      10,494,769     5,481,005     2,223,300
---------------------------------------------------------------------------------------------------------------------
Loss from operations                                                           (9,277,197)   (5,704,157)   (2,065,523)

Interest and other income, net                                                    307,409       267,139        61,497
---------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                                (8,969,788)   (5,437,018)   (2,004,026)
Discontinued operations:
 Loss from discontinued operations                                                     --    (2,142,934)      (42,255)
 Loss on disposal of discontinued operations                                           --      (240,585)           --
---------------------------------------------------------------------------------------------------------------------

Net loss                                                                      $(8,969,788)  $(7,820,537)  $(2,046,281)
---------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share from continuing operations               $     (2.37)  $     (1.86)  $     (0.69)

Basic and diluted net loss per share from discontinued operations             $        --   $     (0.81)  $     (0.01)

Basic and diluted net loss per share                                          $     (2.37)  $     (2.67)  $     (0.70)
---------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock outstanding
 used in computing basic and diluted net loss per share                         3,782,575     2,925,000     2,925,000
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

Net Loss Per Share

In 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares have been excluded from the computation as their effect is antidilutive for all years. Net loss per share amounts for all periods have been restated to conform to SFAS No. 128 requirements. There were 200,090 and 498,692 options outstanding as of December 31, 1997 and 1998 that could potentially dilute earnings per share in the future. Such options were not included in the computation of diluted loss per share because to do so would have been antidilutive for all periods presented.

The pro forma net loss per share is computed by dividing the net loss by the sum of the weighted average number of shares of common stock including the shares issued as a result of the assumed conversion of all outstanding shares of Convertible Preferred Stock.

                                                                            1998
--------------------------------------------------------------------------------
Pro forma basic and diluted net loss per share                           $(1.53)
--------------------------------------------------------------------------------
Shares used in computing pro forma basic diluted
 net loss per share                                                   5,880,467


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

                                                         December 31, 1998   December 31, 1997
----------------------------------------------------------------------------------------------
Net loss -- as reported                                        $(8,969,788)        $(7,820,537)
Net loss -- pro forma                                          $(9,022,961)        $(7,860,720)
Basic net loss per share -- as reported                        $     (2.37)        $     (2.67)
Basic net loss per share -- pro forma                          $     (2.39)        $     (2.69)

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

Quarter ended              March 31,   June 30,   Sept. 30,   Dec. 31,   March 31,   June 30,   Sept. 30,   Dec. 31,
                                1997       1997        1997       1997        1998       1998        1998       1998
--------------------------------------------------------------------------------------------------------------------
Dollars in thousands
Total revenues                   330        262         194        349         308        666         944       1431
Cost of revenues                 258        343         346        411         395        398         601        737
Gross profit (deficit)            72        (81)       (152)       (62)        (87)       268         343        694
--------------------------------------------------------------------------------------------------------------------
Operating expenses:
Product
 development                     237        239         291        236         246        310         434        485
Sales and marketing              159        265         328        266         333        477       1,082      2,655
General and
 administrative                  610        686         706        565         605        726         914      1,111
Depreciation and
 amortization                     63         77         199        554         233        244         311        328
Total operating
 expenses                      1,069      1,267       1,524      1,621       1,417       1757       2,741      4,579
--------------------------------------------------------------------------------------------------------------------
Loss from
 operations                     (997)    (1,348)     (1,676)    (1,683)     (1,504)    (1,489)     (2,398)    (3,885)
Interest and other
 income, net                      41         26         125         75          47         30          42        187
--------------------------------------------------------------------------------------------------------------------
Loss from continuing
 operations                     (956)    (1,322)     (1,551)    (1,608)     (1,457)    (1,459)     (2,356)    (3,698)
Loss from
 discontinued
 operations                     (172)      (377)       (631)    (1,204)         --         --          --         --
Net loss                     $(1,128)   $(1,699)    $(2,182)   $(2,812)    $(1,457)   $(1,459)    $(2,356)   $(3,698)
--------------------------------------------------------------------------------------------------------------------
Basic and diluted
 net loss per share from
 continuing operations       $ (0.33)   $ (0.45)    $ (0.53)   $ (0.55)    $ (0.50)   $ (0.50)    $ (0.70)   $ (0.62)
Basic and diluted
 net loss per share from
 discontinued operations       (0.06)     (0.13)      (0.22)     (0.41)         --         --          --         --
--------------------------------------------------------------------------------------------------------------------
Basic and diluted
 net loss per share          $ (0.39)   $ (0.58)    $ (0.75)   $ (0.96)    $ (0.50)   $ (0.50)    $ (0.70)   $ (0.62)

Pro forma basic and
 diluted net loss per
 share from continuing
 operations(1)                                                             $(0.27)    $(0.27)     $(0.41)    $(0.53)

Pro forma basic and
 diluted net loss per
 share from discontinued
 operations(1)                                                                 --         --         --          --
--------------------------------------------------------------------------------------------------------------------
Pro forma basic and diluted
 net loss per share(1)                                                     $(0.27)    $(0.27)     $(0.41)    $(0.53)

(1) The pro forma per share amounts are computed by using the sum of the weighted average number of shares of common stock and the
2,439,833 shares of common stock issued upon conversion of preferred stock.

                                      30