Form 10-K405, Exhibit 13
period 1999-12-31
EARTHWEB INC
filed 2000-03-29
CIK 1067056

                                                                   Exhibit 13.1

                      1999 ANNUAL REPORT TO STOCKHOLDERS

BUSINESS-TO-BUSINESS COMMERCE IS EXPECTED TO REACH $1.5 TRILLION BY 2003 IN THE UNITED STATES ALONE. INFORMATION TECHNOLOGY (IT) PRODUCTS AND SERVICES ARE FORECASTED TO GROW FROM $836 BILLION IN 1999 TO OVER $1.0 TRILLION IN 2002.

[GRAPHIC] EarthWeb Inc. 1999 Annual Report                                    IT

ON A WORLDWIDE BASIS, THE B2B IT MARKET IS OVER $40 BILLION AND GROWING QUICKLY. EARTHWEB, THE LEADING B2B PORTAL TO THE GLOBAL IT MARKET, CONNECTS THE WORLD OF B2B AND THE IT MARKET THROUGH A PLATFORM OF CONTENT, CAREER, COMMUNITY AND COMMERCE SERVICES.

                                     PORTAL

             REVENUES FOR THE YEAR INCREASED TO $31.0 MILLION, UP
                                 827% OVER 1998.
              GROSS MARGIN ROSE TO 64.7% COMPARED TO 36.4% IN 1998.
          TOTAL ADVERTISING AND PAID JOB LISTING CUSTOMER BASE GREW TO
                                MORE THAN 4,900.
              PAGE VIEWS FOR EARTHWEB'S ONLINE SERVICES QUADRUPLED
                             IN 1999 TO 681 MILLION.
          SUBSCRIBERS TO EARTHWEB'S EMAIL NEWSLETTERS REACHED 702,000,
           EARTHWEB'S DICE.COM WAS RANKED AS THE LEADING IT JOB BOARD
                           BY MEDIA METRIX AND ALEXA.

                    FOR MORE INFORMATION, VISIT WWW.EWBX.COM.

                              LETTER TO SHAREHOLDERS

               AS A TRUSTED THIRD-PARTY PLATFORM, EARTHWEB ENABLES
                          INFORMATION TECHNOLOGY
                (IT) PROFESSIONALS TO ACCESS TECHNICAL INFORMATION,
               BUY AND SELL PRODUCTS AND SERVICES, MANAGE CAREERS
                    AND RECRUIT PERSONNEL THROUGH ITS NETWORK
                OF FLAGSHIP SERVICES THAT INCLUDES EARTHWEB.COM,
                          DICE.COM AND ITKNOWLEDGE.COM.

EarthWeb's success in 1999 reflects our firm commitment to being the leading business portal to the global IT industry and to harnessing signi/cant growth opportunities in this market. These opportunities are being created by the dynamic growth of online B2B, and by the increasingly important role the IT industry plays in the global economy.

      Our strong performance in the global IT industry has been achieved by redefining many IT services in major vertical seg- ments of the industry. As a result, we have strengthened our position as the leading provider of B2B online services for the IT industry, and we have developed a strategic direction to provide a total solution to this $836 billion industry by becoming the leading B2B portal.

      CUSTOMER BASE. We are especially pleased with the progress we have made in expanding our customer base to include many additional Fortune 500 companies. EarthWeb has signed agreements with the following companies, among others, for one or more of its product offerings: Apple, Bank of America, Boeing, Cisco, Dell, General Motors, HP, IBM, Intel, Motorola, Nasdaq, Oracle, Red Hat, Sprint, U.S. Patent and Trademark Office and Yahoo! We believe the continuing expansion of our customer base is a result of EarthWeb's strong value proposition and our customers' increased spending for online services.

      JOB BOARD. Dice.com (www.dice.com), part of the EarthWeb network of B2B online services for the IT industry, provides online career management and recruiting services. The site offers value-added services and listed more than 160,000 high tech jobs at year end. Dice.com was ranked number one in San Francisco, New York, Boston and Austin for IT job postings by Dynamic Logic, an online research company, in an August 1999 study commissioned by EarthWeb. Dice.com also continued to expand its Custom Search Network, which is a targeted group of sites such as Red Hat.com that use the dice.com job search engine to power their job areas.

      KNOWLEDGE PRODUCTS GROUP. Premium products from EarthWeb's Knowledge Products Group include ITKnowledge, SupportSource, and Linux Courseware. These products range from a comprehensive online library of searchable IT reference books and troubleshooting tools, to a complete course covering all aspects of Linux including installation, administration and trouble-shooting. We also entered into new and expanded license agreements that provide additional technical reference content for EarthWeb's Knowledge Products. These agreements include a license of the IBM Redbook series, exclusive licenses of Auerbach Publications and the Coriolis Group, and a broader license of CRC Press.

      SUBSCRIPTION & TRAFFIC GROWTH. Just one year after launching our first subscription-based online service, EarthWeb's premium subscription products became a major reference source to IT departments worldwide, and the number of subscribers to EarthWeb's e-mail newsletters increased to 702,000. Aggregate page views for EarthWeb's online services rose to 681 million in 1999. The total number of unique visits to EarthWeb sites in 1999 reached 145 million.

We have excellent market opportunities, a clear strategic direction, leading products and services, and a competitive advantage in our people. To our Board of Directors and Officers, and to our hard-working and dedicated staff members, I extend a sincere thank you for a job well done.

      I also thank EarthWeb's valued customers and shareholders, whose support has contributed so importantly to our success in 1999. We look forward to another year of achievements in the global IT marketplace as we leverage our strategic direction and assets for our continued success.

/s/ Jack D. Hidary
Jack D. Hidary
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                  The EarthWeb

                                   [GRAPHIC]

EarthWeb, the leading business portal to the global IT industry, provides a comprehensive set of solutions to a broad range of IT professionals: CTOs, IT managers, corporate IT purchasers, programmers, network managers, system administrators and recruiters/HR managers.

Content

Extensive database of reference materials to solve challenging technical problems.

OUR CONTENT INCLUDES TECHNICAL RESOURCES, ARTICLES, PREMIUM REFERENCE MATERIALS, DECISION SUPPORT TOOLS, TRAINING MATERIALS AND TUTORIALS THAT ARE CATEGORIZED USING OUR PROPRIETARY SYSTEM WITH LINKS TO THOUSANDS OF ADDITIONAL RESOURCES. DRAWING ON A BASE OF MORE THAN 3,500 TECHNICAL BOOKS, COMPRISING OVER TWO MILLION PAGES OF CONTENT, EARTHWEB HAS THE LARGEST ONLINE LIBRARY OF TECHNICAL BOOKS AND REFERENCE MATERIALS FOR THE IT INDUSTRY.

Community

Forums where users can contribute materials and communicate with each other.

EARTHWEB PROVIDES INTERACTIVE FORUMS FOR IT PROFESSIONALS, INCLUDING MORE THAN THIRTY TECHNICAL BULLETIN BOARDS CONTAINING MORE THAN 45,000 POSTINGS. THESE BULLETIN BOARDS, WHICH ARE ARCHIVED TO CREATE AN ONLINE KNOWLEDGE REPOSITORY, ENABLE USERS TO HELP EACH OTHER SOLVE TECHNICAL PROBLEMS.

Solution

                                   [GRAPHIC]

Career Management and Recruiting

Comprehensive set of career and professional development services online.

DICE.COM IS THE LEADING ONLINE JOB BOARD FOR THE IT INDUSTRY ENABLING EMPLOYERS TO POST JOB LISTINGS AND USERS TO SEARCH WHAT HAS BECOME THE LARGEST ONLINE DATABASE OF FULL-TIME AND CONTRACT IT POSITIONS. WE ALSO PROVIDE SELF-PACED ASSESSMENT TESTS, CERTIFICATION PROGRAM GUIDES AND PROPRIETARY, IN-DEPTH TECHNICAL TUTORIALS FOR IT PROFESSIONALS.

Commerce

Online marketplaces for the purchase and sale of IT products and services.

WE PROVIDE AN ONLINE MARKETPLACE WHERE VENDORS CAN PROMOTE THEIR PRODUCTS AND SERVICES, AND PURCHASERS CAN IDENTIFY, EVALUATE AND BUY THE PRODUCTS THAT BEST MEET THEIR NEEDS. IN ADDITION, OUR ONLINE AUCTIONS FEATURE HUNDREDS OF LISTINGS FOR ENTERPRISE-LEVEL PRODUCTS.

EARTHWEB A LEADER IN THE IT INDUSTRY

WE'RE EXCITED TO BE WORKING WITH EARTHWEB, A LEADING PROVIDER OF ONLINE TECHNICAL INFORMATION TO THE IT INDUSTRY, TO DELIVER A ROBUST ONLINE SHOWCASE THAT RESPONDS TO CUSTOMER REQUESTS FOR AN INFORMATION CENTER THAT HIGHLIGHTS WINDOWS 2000 TECHNICAL RESOURCES AND SUCCESS STORIES. ANDERS DAVIDSON, PRODUCT MANAGER AT MICROSOFT.

CORPORATE AMERICA HAS NOW RECOGNIZED THE STRONG VALUE PROPOSITION OF ONLINE RECRUITING, AND THE DICE.COM EXPANSION HAS POSITIONED THE SITE TO SERVE THIS SIGNIFICANT MARKET. PETER WEDDLE, EDITOR AND PUBLISHER OF WEDDLE'S, A LEADING NEWSLETTER IN THE ONLINE RECRUITING INDUSTRY.

CCBSURE HAS REALIZED A SIGNIFICANT AND STEADY INCREASE IN TRAFFIC RESULTING FROM OUR RELATIONSHIP WITH EARTHWEB. STEVEN R. ROBINSON, DIRECTOR OF MARKETING AT CCBSURE, A LEADING ONLINE PROVIDER OF BUSINESS INSURANCE SOLUTIONS FOR IT PROFESSIONALS.

IN AN APPLES-TO-APPLES COMPARISON OF THE MAJOR IT JOB WEB SITES, WE FOUND THAT DICE.COM HAD MORE IT JOB LISTINGS IN EACH HIGH TECH CITY STUDIED. NICK NYHAN, PRESIDENT OF DYNAMIC LOGIC.

BY OUTSOURCING THE COLLECTION OF TECHNICAL RESOURCES, COMPANIES PROVIDE THEIR ENTIRE INTERNAL IT STAFFS INSTANT ACCESS TO A GROWING AND CONSTANTLY UPDATED COLLECTION OF COMPREHENSIVE TECHNICAL BOOKS AND SOURCE CODE WITH EARTHWEB'S ITKNOWLEDGE, THEREBY HELPING THE IT PROFESSIONALS BE MORE PRODUCTIVE. JERRY MICHALSKI, PRESIDENT OF SOCIATE AND FORMER MANAGING EDITOR OF THE NEWSLETTER RELEASE 1.0.

EARTHWEB'S DICE.COM HAS ESTABLISHED ITSELF AS A LEADER IN ONLINE CAREER MANAGEMENT AND WE'RE PLEASED TO BE WORKING WITH THEM. DAN BALLISTER, GO2NET'S NATIONAL SALES DIRECTOR.

EARTHWEB BRINGS THE IT COMMUNITY HIGHLY SPECIALIZED CONTENT ON THE WEB. GABRIEL ACOSTA-LOPEZ, DIRECTOR, PLATFORM DEVELOPMENT SERVICES AT PALM COMPUTING.

FINANCIAL REVIEW EARTHWEB INC.

SELECTED FINANCIAL DATA                                                        6

MANAGEMENT'S DISCUSSION AND ANALYSIS                                           7

CONSOLIDATED BALANCE SHEETS                                                   12

CONSOLIDATED STATEMENTS OF OPERATIONS                                         13

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                               14

CONSOLIDATED STATEMENTS OF CASH FLOWS                                         16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    17

REPORT OF INDEPENDENT AUDITORS                                                26

QUARTERLY RESULTS OF OPERATIONS                                               27

CORPORATE INFORMATION                                                         28

SELECTED FINANCIAL DATA EARTHWEB INC.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

The following selected financial data should be read in conjunction with the financial statements and notes thereto and "Management's Discussion & Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The statement of operations data for the years ended December 31, 1999, 1998 and 1997 and the balance sheet data as of December 31, 1999 and 1998 are derived from the audited financial statements of EarthWeb, and are included elsewhere in this Annual Report. The balance sheet data as of December 31, 1997, 1996 and 1995 and the statement of operations data for the years ended December 31, 1996 and 1995 are derived from the audited financial statements of EarthWeb not included herein. The historical results presented here are not necessarily indicative of future results.


YEARS ENDED DECEMBER 31,                               1999(1)          1998              1997             1996             1995
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenues                                            $ 31,050         $ 3,349          $ 1,135        $   472          $   --
Cost of Revenues                                      10,968           2,131            1,358            314              --
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit (loss)                                   20,082           1,218             (223)           158              --
------------------------------------------------------------------------------------------------------------------------------------
Operating expenses
    Product development                                4,114           1,476            1,003             68              36
    Sales and marketing                               27,715           4,547            1,018            252              --
    General and administrative(2)                      9,875           3,356            2,567          1,802             626
    Depreciation                                       1,677             699              387            101              42
    Amortization                                      12,218             417              506             --              --
------------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                       55,599          10,495            5,481          2,223             704
------------------------------------------------------------------------------------------------------------------------------------
Loss from operations                                 (35,517)         (9,277)          (5,704)        (2,065)           (704)
Interest and other income, net                           804             307              267             61              (1)
------------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                      (34,713)         (8,970)          (5,437)        (2,004)           (705)
(Loss) income from discontinued operations                --              --           (2,384)           (42)             65
------------------------------------------------------------------------------------------------------------------------------------
Net Loss                                             (34,713)         (8,970)          (7,821)        (2,046)           (640)
====================================================================================================================================
Basic and diluted net loss per share
    from continuing operations                     $   (3.78)       $ (2.37)          $ (1.86)       $ (0.69)         $(0.24)
Basic and diluted net (loss) income per
    share from discontinued operations                    --              --            (0.81)         (0.01)           0.02
------------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share               $   (3.78)       $  (2.37)         $ (2.67)       $ (0.70)         $(0.22)
====================================================================================================================================
Weighted average shares of common
    stock outstanding used in computing
    basic and diluted net loss per share           9,179,658       3,782,575        2,925,000      2,925,000       2,925,000
====================================================================================================================================

DOLLARS IN THOUSANDS                                    1999            1998             1997           1996            1995
------------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:
Cash and cash equivalents                            $13,054         $25,292           $4,775         $3,779            $886
Marketable securities                                  6,242              --               --             --              --
Working capital                                        5,524          23,418            4,317          3,315             865
Total assets                                          89,189          30,477            8,514          5,652           1,393
Long-term obligations                                  9,249              66               85             94              25
Stockholders' equity                                  58,910          26,852            6,445          4,259           1,251
------------------------------------------------------------------------------------------------------------------------------------

(1) INCLUDES THE RESULTS OF OPERATIONS OF BUSINESSES ACQUIRED IN 1999 FROM THE RESPECTIVE DATES OF ACQUISITION. SEE FOOTNOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(2) GENERAL AND ADMINISTRATIVE EXPENSES IN 1999 INCLUDE A ONE-TIME EXPENSE OF APPROXIMATELY $672,000 PRIMARILY RELATED TO STOCK OPTION GRANTS TO EMPLOYEES OF EARTHWEB KNOWLEDGE PRODUCTS AS PART OF THE ACQUISITION OF MICROHOUSE INTERNATIONAL, INC. SEE FOOTNOTE 3 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

---------------
Overview

---------------

EarthWeb is a leading business portal for the global IT industry. EarthWeb provides a comprehensive set of business-to-business and business-to-professional services and offers a central portal serving each of the major vertical markets in the IT industry, including enterprise management, networking and telecommunications, software and internet development, and hardware and systems. EarthWeb's network serves various constituents of the IT industry across vertical segments, including:

o IT managers                o Recruiters/HR managers   o Hardware manufacturers
o Programmers and engineers  o Corporate IT purchasers  o Value-added resellers
o Network managers           o Software publishers      o ITservice firms

      As a global intermediary for the IT industry, we are positioned as a trusted third-party platform, offering an integrated environment where various industry constituents can share information, manage their careers, recruit personnel, and buy and sell products and services.

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

      Through December 31, 1998 EarthWeb purchased five Web sites to expand and extend its online service offerings. In August 1997, EarthWeb acquired jars.com ("JARS"), the Web site of the Java Applet Rating Service, for $1.1 million. JARS is a premier online service providing ratings and reviews of Java and other source code. In February 1998, EarthWeb acquired the companion Web sites htmlgoodies.com and javagoodies.com, which provide tutorials and other technical resources for Web developers. In April 1998, EarthWeb acquired intranetjournal.com, a leading online service for Intranet managers. In May 1998, EarthWeb acquired javascripts.com, an online service that complements EarthWeb's other offerings by providing a large repository of JavaScript source code. In July 1998, EarthWeb acquired datamation.com, which provides online articles, resources and product analysis for IT enterprise managers. The aggregate cost of these Web site acquisitions in 1998 totaled approximately $949,000.

      In 1999, EarthWeb completed several acquisitions. In February 1999, EarthWeb completed the acquisition of D&L Online, Inc. now known as EarthWeb Career Solutions, Inc. ("EarthWeb Career Solutions"), which operates dice.com, a leading online job posting service for information technology professionals, for approximately $35 million. The purchase price consisted of $7.0 million in cash, $5.5 million of which was paid in 1999 and the balance of which is payable in February 2000 and 577,778 shares of EarthWeb common stock. The total consideration also included additional future payments, based on the performance of dice.com, in the form of EarthWeb common stock or cash with an aggregate value of up to $12.0 million, payable over a period of 3 years. Of this additional consideration, $4.0 million is payable in April 2000. Gocertify.com, which provides users with information on technical certification programs, was also acquired in February 1999. In March 1999, EarthWeb acquired substantially all of the assets of The Perl Journal, a leading technical publication for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price of both acquisitions was $980,000, of which $750,000 is payable in March 2000. The consideration also consisted of additional future payments to be made based upon future performance.

      In March 1999, EarthWeb acquired MicroHouse International, Inc., now known as EarthWeb Knowledge Products, Inc. ("EarthWeb Knowledge Products"), for approximately $9 million in shares of common stock, convertible notes payable and cash. In addition, EarthWeb assumed $1.7 million of debt as part of the acquisition. In July 1999, EarthWeb acquired the Web site SysOpt.com, an online service which provides information on computer hardware products. In August 1999, EarthWeb acquired the Web site codeguru.com, an online service for Windows programmers. The purchase price for both was approximately $12.0 million, payable in the form of common stock, cash and a convertible note payable. Additional consideration in the form of cash or common stock, with an aggregate value of up to approximately $6.0 million, may be required to be paid if certain contingencies are met. Such amounts would be payable through 2002.

      At December 31, 1999, EarthWeb had intangible assets of approximately $53.8 million, primarily related to the acquisitions of D&L Online, Inc., MicroHouse International, Inc. and codeguru.com. Intangible assets are amortized on a straight-line basis over a period of three to five years. These acquisitions were accounted for using the purchase method of accounting, and accordingly, the purchase price of each was allocated to assets acquired and liabilities assumed based on their respective fair values. See Footnote 3 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      EarthWeb currently derives a significant portion of its revenue from advertising, including paid job listings, banners and sponsorships. EarthWeb also derives revenues from sales of and subscriptions to our information products and services, as well as a variety of commerce offerings.

      Advertising revenues are recognized over the period in which the advertisements are displayed on EarthWeb's Web Sites, provided that no significant obligations remain and collection of the receivables are reasonably assured. Obligations for banner and sponsorship advertising typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of EarthWeb's online services over a specified period of time). Typically, if the minimum number of impressions is not achieved, EarthWeb will extend the advertising campaign until the related guarantee is met, which would result in delayed revenue recognition. EarthWeb records revenues and expenses for barter transactions (receipt of advertisements or other goods or services in exchange for advertisements on its online services) at the lesser of the estimated fair value of the advertisements, goods or services received or the fair value of the advertisements given. In future periods, management intends to maximize cash advertising revenues, although EarthWeb will continue to enter into barter advertising transactions as appropriate.

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

      EarthWeb expects to experience significant fluctuations in its future quarterly results due to a variety of factors, many of which are outside of EarthWeb's control. These factors include the level of usage on the Internet, demand for Internet advertising, the addition or loss of customers, the level of user traffic on EarthWeb's online services, economic conditions specific to the Internet industry and online media and economic conditions generally. Management believes that its revenues are also subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. EarthWeb believes that certain expenses as a percentage of revenues may fluctuate between periods based on the growth of revenues; however, EarthWeb expects expenses to continue to grow in absolute dollars for the foreseeable future.

-----------------------
Results of Operations

-----------------------

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998 REVENUES. Revenues for the year ended December 31, 1999 increased 827% to $31.0 million from $3.3 million for the year ended December 31, 1998. Advertising revenues including paid listings, banners and sponsorships represented 85% and 95% of revenues for the years ended December 31, 1999 and 1998, respectively. The increase in revenues was primarily due to growth in advertising revenues, attributable to the acquisition of D&L Online, Inc. and increases in the number of advertising customers and the average expenditure per customer. The net impact on advertising revenues from the acquisition of D&L Online, Inc. was an increase of approximately $15.9 million. For the year ended December 31, 1999 no single advertiser accounted for more than 10% of revenues; two customers accounted for 21% of revenues for the year ended December 31, 1998.

      Barter transactions accounted for approximately 10% and 25% of revenues for the years ended December 31, 1999 and 1998, respectively. The decrease as a percentage of revenue was primarily due to the increased revenues from acquired companies that do not engage in significant barter transactions. For both periods barter advertising revenues primarily related to the exchange of advertisements, tradeshow booths, and other promotional activities with other companies.

      COST OF REVENUES. EarthWeb's cost of revenues consists primarily of employee salaries and related expenses, consulting fees, royalties, Internet access and hosting fees and computer systems related expenses required to support and deliver EarthWeb's online services. Cost of revenues for the year ended December 31, 1999 increased 415% to $11.0 million or 35.3% of net revenues from $2.1 million or 63.6% of net revenues for the year ended December 31, 1998. The increase in cost of revenues was primarily attributable to increased employee salaries and related expenses, consulting fees, royalties, and computer systems related expenses due to the expansion of EarthWeb's online service offerings, of which approximately $4.2 million related to the expenses of acquired businesses. Management expects costs of revenues to increase in absolute dollars in future periods due to the growth of EarthWeb's business.

      PRODUCT DEVELOPMENT EXPENSES. EarthWeb's product development expenses consist primarily of employee salaries and related expenses, content conversion costs, consulting fees and computer systems related expenses required to support the development of new or enhanced service offerings. Product development expenses for the year ended December 31, 1999 increased 179% to $4.1 million from $1.5 million for the year ended December 31, 1998. The increase in product development expenses was primarily attributable to the expansion of EarthWeb's online services and product offerings. Management expects product development expenses to increase due to the growth of EarthWeb's business.

      SALES AND MARKETING EXPENSES. Sales and marketing expenses consist primarily of advertising (including expenses recorded for barter transactions), employee salaries, commissions and related expenses of EarthWeb's sales force and marketing personnel, tradeshow exhibition expenses and promotional materials. Sales and marketing expenses for the year ended December 31, 1999 increased 510% to $27.7 million from $4.5 million for the year ended December 31, 1998. The increase was primarily attributable to an increase in advertising expenses of $11.9 million of which approximately $4.1 million related to the expenses of acquired businesses. Additionally, salaries, commissions and related costs increased approximately $7.0 million due to the expansion of the sales force, of which approximately $3.2 million related to the expenses of acquired businesses. Barter transactions accounted for approximately 12% and 19% of sales and marketing expenses for 1999 and 1998, respectively. Management expects sales and marketing expenses to increase due to the planned increase in advertising and promotional activities and continued growth of the salesforce.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of employee salaries and related expenses for executive, administrative, and accounting personnel, facility costs, recruiting fees and professional fees. General and administrative expenses for the year ended December 31, 1999 increased 194% to $9.9 million from $3.4 million for the year ended December 31, 1998. The absolute dollar increase in general and administrative expenses was primarily attributable to increased employee salaries and related expenses, facilities costs, professional fees and recruiting fees, of which approximately $3.1 million related to the expenses of acquired businesses. Included in general and administrative expenses, EarthWeb recorded a one-time expense of approximately $672,000 primarily related to the April 1999 grant of stock options to employees of EarthWeb Knowledge Products in connection with the acquisition of MicroHouse International, Inc. See Footnote 3 to the consolidated financial statements. Management expects general and administrative expenses to increase in future periods due to the growth of the business.

      DEPRECIATION. Depreciation consists primarily of depreciation of property and equipment. Depreciation for the year ended December 31, 1999 increased 140% to $1.7 million from $699,000 for the year ended December 31, 1998, of which approximately $403,000 related to the expenses of acquired businesses. The increase was primarily a result of additional property and equipment. Management expects depreciation to increase due to the growth of EarthWeb's business.

      AMORTIZATION. Amortization consists primarily of amortization of intangible assets related to acquisitions. Amortization for the year ended December 31, 1999 increased to $12.2 million from $417,000 for the year ended December 31, 1998. The increase in amortization expense was primarily a result of additional amortization on intangible assets of which approximately $10.1 million related to the expenses of acquired businesses. Management expects amortization to increase in 2000 due to the amortization of intangible assets from several acquisitions.

      INTEREST AND OTHER INCOME, NET. Interest and other income, net consists primarily of interest earned on cash and cash equivalents. Interest and other income, net for the year ended December 31, 1999 increased 161% to $804,000 from $307,000 for the year ended December 31, 1998. The increase was the result of higher average cash balances during 1999, primarily from the proceeds of EarthWeb's initial and secondary public offerings. Management expects interest expense to increase in 2000 due to the issuance of convertible subordinated notes in January 2000. See footnote 12 in the consolidated financial statements.

      INCOME TAXES. No provision for federal and state income taxes has been recorded as EarthWeb has incurred net operating losses through December 31, 1999. As of December 31, 1999, EarthWeb had approximately $40.2 million of net operating loss carryforwards for federal income tax purposes, available to offset future taxable income. These net operating loss carryforwards will begin to expire in 2011. Given EarthWeb's limited operating history, losses incurred to date and the difficulty in accurately forecasting EarthWeb's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full valuation allowance has been recorded.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997 REVENUES. Revenues for the year ended December 31, 1998 increased 195% to $3.3 million from $1.1 million for the year ended December 31, 1997. The increase in revenues was due to an increase in advertising revenues of $2.2 million. Approximately 62% of the growth in advertising revenues was attributable to an increase in the volume of advertising sold. A secondary reason for the increase in advertising revenue was the ability of our in-house sales force to sell advertising at a higher price (CPM). Management does not expect significant price increases in the future and expects to derive growth in revenues primarily through increased volume of advertising sold.

      Barter transactions accounted for approximately 25% and 16% of revenues for the years ended December 31, 1998 and 1997, respectively. For both periods barter advertising revenues primarily related to the exchange of advertisements with other companies.

      COST OF REVENUES. Cost of revenues for the year ended December 31, 1998 increased 57% to $2.1 million or 63.6% of net revenues from $1.4 million or 120% of net revenues for the year ended December 31, 1997. The increase in cost of revenues was primarily attributable to increased consulting fees, employee salaries and related expenses and freelance writing costs due to the expansion of our online service offerings.

      PRODUCT DEVELOPMENT EXPENSES. Product development expenses for the year ended December 31, 1998 increased 47% to $1.5 million from $1.0 million for the year ended December 31, 1997. The increase in product development expenses was primarily attributable to the expansion of our online service offerings, related to the production of the ITKnowledge subscription service, which was launched in October 1998.

      SALES AND MARKETING EXPENSES. Sales and marketing expenses for the year ended December 31, 1998 increased 347% to $4.5 million from $1.0 million for the year ended December 31, 1997. The increase was primarily attributable to an increase in advertising expenses of $2.0 million and salaries and related expenses (including payroll taxes and benefits) and related costs of $1.6 million for the in-house sales force, which did not exist during 1997. Barter transactions accounted for approximately 19% and 18% of sales and marketing expenses for 1998 and 1997, respectively. Management expects sales and marketing expenses to increase due to the growth of its sales force and its planned increase in advertising and promotional activities.

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

      INTEREST AND OTHER INCOME, NET. Interest and other income, net for the year ended December 31, 1998 increased 15% to $307,000 from $267,000 for the year ended December 31, 1997. The increase was primarily the result of higher average cash balances during 1998, primarily from the proceeds of our initial public offering.

      INCOME TAXES. No provision for federal and state income taxes has been recorded as we had incurred net operating losses through December 31, 1998. As of December 31, 1998, we had approximately $16.3 million of net operating loss carryforwards for federal income tax purposes, expiring through 2012, available to offset future taxable income. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full valuation allowance has been recorded.

------------------
Liquidity and
Capital Resources

------------------

EarthWeb historically has satisfied its cash requirements primarily through offerings of common stock and convertible preferred stock and lease financings.

      Net cash used in operating activities was $17.4 million for the year ended December 31, 1999 and $6.5 million for the year ended December 31, 1998. Cash used in operating activities for 1999 resulted from a net loss of $34.7 million, an increase in accounts receivable of $2.6 million and an increase in prepaid expenses and other assets of $1.6 million, offset by increases in accounts payable and accrued expenses of $4.6 million, and other liabilities of $1.5 million, depreciation and amortization of $13.9 million and other non-cash charges of $1.6 million. Cash used in operating activities for 1998 resulted primarily from a net loss of $9.0 million and an increase in accounts receivable of $0.8 million offset by an increase in accounts payable and accrued expenses of $2.3 million and depreciation and amortization of $1.1 million.

      Net cash used in investing activities for the year ended December 31, 1999 of $19.5 million was primarily attributable to purchases of fixed assets of $3.9 million, acquisitions of $8.3 million and purchases of marketable securities and other investments of $7.3 million. Net cash used in investing activities for the year ended December 31, 1998 of $2.2 million was primarily attributable to purchases of fixed assets of $1.1 million and acquisitions of $1.3 million.

      Net cash from financing activities was $24.7 million for the year ended December 31, 1999 and $29.3 million for the year ended December 31, 1998. On May 7, 1999, EarthWeb completed a secondary public offering of 1,300,000 shares of Common Stock at an offering price of $37.00 per share, of which 750,000 shares were sold by EarthWeb and 550,000 shares were sold by selling stockholders. Proceeds to EarthWeb, net of issuance costs, were approximately $25.4 million. EarthWeb also received $1.0 million from the exercise of stock options and purchases of EarthWeb's common stock under its Employee Stock Purchase Plan. Offsetting these cash inflows was $1.7 million for payments on notes payable and capital leases. In November 1998, EarthWeb completed its initial public offering of common stock in which 2,100,000 shares were issued at a price of $14.00 per share. Proceeds from the offering, net of offering costs, were approximately $25.8 million. In June 1998, EarthWeb issued 433,965 shares of common stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3.7 million.

      In January 2000, EarthWeb completed a private offering pursuant to Rule 144A of $80.0 million of convertible subordinated notes. Proceeds to EarthWeb, net of issuance costs, were approximately $77.0 million. See Footnote 12 to the consolidated financial statements.

      EarthWeb will continue to evaluate possible acquisitions of, or investments in, business products and technologies that are complementary to those of the Company, which may require the use of cash. Management believes that existing cash balances will be sufficient to meet anticipated cash requirements for at least the next twelve months; however, EarthWeb may sell additional equity or debt securities or obtain credit facilities. The sale of additional securities could result in dilution to EarthWeb's stockholders.

-------------
Year 2000

-------------

      The Company did not experience any significant malfunctions or errors in its information or business systems when the date changed from 1999 to 2000. Based on its operations since January 1, 2000, the Company does not expect any significant problems related to the Year 2000 issue, although there can be no assurance of this. For example, it is possible that Year 2000 or similar issues, such as leap year related problems, may occur with financial closings. The Company believes that any such problems will be minor and easily corrected. In addition, the Company could still be negatively impacted if the Year 2000 or similar issues adversely affect its customers or suppliers. Currently, the Company is not aware of any significant Year 2000 or similar problems that have arisen with its customers or suppliers.

----------------------------------
Recent Accounting Pronouncements

----------------------------------

The Financial Accounting Standards Board recently issued statement number 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133." The statement defers for one year the effective date of statement number 133, "Accounting for Derivative Instruments and Hedging Activities." Statement number 133 will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Statement number 133 will require EarthWeb to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. EarthWeb does not believe the adoption of this standard will have a material effect on EarthWeb's results of operations.

      In November 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 100, "Restructuring and Impairment Charges." In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. EarthWeb does not believe that these SABs have a material impact on its financial position or its results of operations.

CONSOLIDATED BALANCE SHEETS EARTHWEB INC.


YEAR ENDED DECEMBER 31,                                                                   1999                 1998
------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Current assets:
    Cash and cash equivalents                                                         $ 13,054,027         $ 25,292,229
    Marketable securities                                                                6,241,837                   --
    Accounts receivable, net                                                             4,775,638            1,143,681
    Prepaid expenses and other current assets                                            2,482,408              541,686
-----------------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                             26,553,910           26,977,596
Fixed assets, net                                                                        7,272,272            2,068,752
Intangible assets, net                                                                  53,789,500            1,069,220
Other assets                                                                             1,573,057              361,816
-----------------------------------------------------------------------------------------------------------------------------------
       Total assets                                                                   $ 89,188,739         $ 30,477,384
===================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
    Accounts payable                                                                  $  4,347,072         $  1,805,076
    Accrued expenses                                                                     7,665,432            1,519,807
    Other current liabilities                                                            8,530,917              157,714
    Notes payable--short-term                                                              486,222                   --
    Discontinued operations (accrued expenses)                                                  --               76,696
-----------------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                        21,029,643            3,559,293
Convertible notes payable                                                                5,742,977                   --
Notes payable-long-term                                                                    781,568                   --
Other liabilities                                                                        2,724,864               65,686
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                30,279,052            3,624,979

Commitments and contingencies                                                                   --                   --
Stockholders' equity:
    Preferred stock, par value $.01; 2,000,000 authorized, none issued                          --                   --
    Common stock, par value $.01; 21,750,000 authorized,
       9,817,722 and 7,903,761 issued                                                       98,177               79,038
    Additional paid in capital                                                         111,283,402           44,582,477
    Unearned compensation                                                                 (386,291)            (326,562)
    Accumulated comprehensive other income                                                 110,067                   --
    Treasury stock at cost, 4,713 shares                                                  (199,970)            (199,970)
    Accumulated deficit                                                                (51,995,698)         (17,282,578)
------------------------------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                       58,909,687           26,852,405
------------------------------------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                                     $ 89,188,739          $30,477,384
====================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS EARTHWEB INC.


YEAR ENDED DECEMBER 31,                                                       1999                1998                 1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                  $ 31,049,716       $ 3,349,165      $ 1,135,141
Cost of revenues                                                            10,967,513         2,131,593        1,358,293
------------------------------------------------------------------------------------------------------------------------------------

Gross profit (loss)                                                         20,082,203         1,217,572         (223,152)
------------------------------------------------------------------------------------------------------------------------------------

Operating expenses:
    Product development                                                      4,113,535         1,475,665        1,003,422
    Sales and marketing                                                     27,715,121         4,546,839        1,018,313
    General and administrative                                               9,875,256         3,356,567        2,566,670
    Depreciation                                                             1,676,699           698,621          386,740
    Amortization                                                            12,218,466           417,077          505,860
------------------------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                                55,599,077        10,494,769        5,481,005
------------------------------------------------------------------------------------------------------------------------------------
Loss from operations                                                       (35,516,874)       (9,277,197)      (5,704,157)

Interest and other income, net                                                 803,754           307,409          267,139
------------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                            (34,713,120)       (8,969,788)      (5,437,018)
Discontinued operations:
    Loss from discontinued operations                                               --                --       (2,142,934)
    Loss on disposal of discontinued operations                                     --                --         (240,585)
------------------------------------------------------------------------------------------------------------------------------------

Net loss                                                                  $(34,713,120)      $(8,969,788)     $(7,820,537)
====================================================================================================================================
Basic and diluted net loss per share from continuing operations           $      (3.78)      $     (2.37)     $     (1.86)

Basic and diluted net loss per share from discontinued operations         $         --       $        --      $     (0.81)
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted net loss per share                                      $      (3.78)      $     (2.37)     $     (2.67)
------------------------------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock outstanding
    used in computing basic and diluted net loss per share                   9,179,658         3,782,575        2,925,000
====================================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY EARTHWEB INC.


                                           CONVERTIBLE PREFERRED                                     ADDITIONAL
                                           STOCK SERIES A AND B               COMMON STOCK              PAID IN
                                           SHARES         AMOUNT         SHARES          AMOUNT         CAPITAL
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                  653,111   $ 6,531       2,925,000        $ 29,250     $ 4,715,649

Issuance of Series B convertible
    preferred stock                           568,182     5,682                                       9,494,316
Conversion of promissory note for
    Series B convertible preferred stock       29,904       299                                         499,701
Issuance of non-qualified stock options                                                                   5,948
Net loss
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                1,251,197    12,512       2,925,000          29,250      14,715,614
Issuance of common stock                                              2,536,446          25,364      29,465,517
Exercise of stock options                                                 2,482              26           3,792
Issuance of non-qualified stock options                                                                  41,430
Issuance of stock options below deemed
    fair value for accounting purposes                                                                  368,010
Amortization of deferred compensation
Conversion of preferred stock              (1,251,197)  (12,512)      2,439,833          24,398         (11,886)
Purchase of treasury stock
Net loss
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                       --        --       7,903,761          79,038      44,582,477
Issuance of common stock                                                750,000           7,500      24,967,017
Exercise of stock options                                               208,067           2,081         965,907
Stock issued in employee stock
    purchase plan                                                        34,217             342         463,974
Stock and stock options issued in
    acquisitions                                                        921,677           9,216      40,056,176
Forfeitures of below market
    stock options                                                                                      (234,019)
Amortization of unearned
    compensation
Beneficial conversion feature on
    notes payable                                                                                       481,870
Comprehensive loss:
Unrealized gains on "available-for-sale"
    marketable securities
    Net loss
---------------------------------------------------------------------------------------------------------------------
    Comprehensive loss
---------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                       --   $    --       9,817,722   $      98,177   $ 111,283,402
=====================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                       UNREALIZED GAIN ON
                                        "AVAILABLE - FOR -
                                           SALE MARKETABLE           UNEARNED    ACCUMULATED     TREASURY STOCK
                                                SECURITIES       COMPENSATION        DEFICIT   SHARES       AMOUNT          TOTAL

------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                $           --       $         --   $   (492,253)      --   $       --    $  4,259,177
Issuance of Series B convertible
    preferred stock                                                                                                      9,499,998
Conversion of promissory note for
    Series B convertible preferred stock                                                                                   500,000
Issuance of non-qualified stock options                                                                                      5,948
Net loss                                                                          (7,820,537)                           (7,820,537)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                                                      (8,312,790)     --            --       6,444,586
Issuance of common stock                                                                                                29,490,881
Exercise of stock options                                                                                                    3,818
Issuance of non-qualified stock options                                                                                     41,430
Issuance of stock options below deemed
    fair value for accounting purposes                               (368,010)                                                  --
Amortization of deferred compensation                                  41,448                                               41,448
Conversion of preferred stock                                              --                                                   --
Purchase of treasury stock                                                                     (4,713)    (199,970)       (199,970)
Net loss                                                                          (8,969,788)                           (8,969,788)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                            --           (326,562)   (17,282,578)  (4,713)    (199,970)     26,852,405
Issuance of common stock                                                                                                24,974,517
Exercise of stock options                                                                                                  967,988
Stock issued in employee stock
    purchase plan                                                                                                          464,316
Stock and stock options issued in
    acquisitions                                                   (1,060,000)                                          39,005,392
Forfeitures of below market
    stock options                                                     234,019                                                   --
Amortization of unearned
    compensation                                                      766,252                                              766,252
Beneficial conversion feature on
    notes payable                                                                                                          481,870
Comprehensive loss:
Unrealized gains on "available-for-sale"
    marketable securities                          110,067                                                                 110,067
    Net loss                                                                     (34,713,120)                          (34,713,120)
------------------------------------------------------------------------------------------------------------------------------------
    Comprehensive loss                                                                                                 (34,603,053)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                      $110,067       $   (386,291)  $(51,995,698)  (4,713)  $ (199,970)   $ 58,909,687
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS EARTHWEB INC.


YEAR ENDED DECEMBER 31,                                               1999                   1998                   1997
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                  $(34,713,120)          $ (8,969,788)           $(7,820,537)
    Adjustments to reconcile net loss to net cash
       used in operating activities:
       Depreciation                                              1,676,699                698,621                386,740
       Amortization                                             12,218,466                417,077                505,860
       Charge related to issuance of stock options                 766,252                 82,878                  5,948
       Interest accrued on convertible notes                       376,128                     --                     --
       Provision for doubtful accounts                             426,210                 42,650                 10,505
       Reserve for discontinued operations                              --                     --                443,527

       CHANGES IN OPERATING ASSETS AND LIABILITIES:
           Accounts receivable                                 (2,640,195)               (810,370)              (285,287)
           Prepaid expenses and other current assets           (1,613,040)               (306,444)              (159,321)
           Other assets                                                --                 (19,142)               (32,080)
           Accounts payable and accrued expenses                4,566,257               2,294,223                364,877
           Other liabilities                                    1,521,620                 (10,767)                89,389
           Discontinued operations                                     --                  36,221               (235,526)
--------------------------------------------------------------------------------------------------------------------------------
       Net cash used in operating activities                  (17,414,723)             (6,544,841)            (6,725,905)
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of fixed assets                                  (3,862,613)             (1,147,512)              (954,432)
    Acquisitions                                               (8,330,410)             (1,310,300)              (811,876)
    Investments in marketable securities                       (6,840,720)                     --                     --
    Restricted cash                                              (500,000)                225,000               (512,000)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                  (19,533,743)             (2,232,812)            (2,278,308)
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from bridge financing                                     --                      --                500,000
    Proceeds from issuance of preferred stock, net                     --                      --              9,499,998
    Proceeds from issuance of common stock, net                26,405,849              29,494,699                     --
    Purchase of treasury stock                                         --                (199,970)                    --
    Payments of long-term debt                                 (1,695,585)                     --                     --
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by /nancing activities                24,710,264              29,294,729              9,999,998
Net increase/(decrease) in cash for the period                (12,238,202)             20,517,076                995,785

Cash and cash equivalents, beginning of period                 25,292,229               4,775,153              3,779,368
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                      $13,054,027            $ 25,292,229            $ 4,775,153
===============================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS EARTHWEB INC.

----------------
1. The Company

----------------

EarthWeb Inc. ("EarthWeb") is a leading business portal for the global IT industry. EarthWeb provides a comprehensive set of business-to-business and business-to-professional services and offers a central portal serving each of the major vertical markets in the IT industry, including enterprise management, networking and telecommunications, software and internet development, and hardware and systems. EarthWeb is positioned as a trusted third party platform offering an integrated environment where various industry constituents can share information, manage their careers, recruit personnel and buy and sell products and services.

      EarthWeb was incorporated in the State of New York on April 25, 1996 and subsequently re-incorporated in the State of Delaware on June 17, 1997.

      EarthWeb has sustained net losses and negative cash flows from operations since its inception. EarthWeb's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish proratable operations or raise additional financing through public or private equity or debt financings, collaborative or other arrangements with corporate sources, or other sources of financing to fund operations. During 1998, EarthWeb received financing of approximately $29.5 million primarily through an initial public offering of common stock in November 1998. In May 1999, EarthWeb completed a secondary public offering of common stock raising approximately $25.4 million. In January 2000, EarthWeb completed a private offering pursuant to Rule 144A of convertible subordinated notes. Proceeds to EarthWeb, net of issuance costs, were approximately $77.0 million. See Footnote 12.

------------------------------------
2. Significant Accounting Policies
and Procedures

------------------------------------

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of EarthWeb and its subsidiaries, EarthWeb Career Solutions, Inc. and EarthWeb Knowledge Products, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

EarthWeb generates several types of revenue including the following:

      ADVERTISING Advertising revenues include paid job listings, banners and sponsorships and are recognized over the period in which the advertisements are displayed on EarthWeb's Web sites, provided that no significant company obligations remain and collection of the receivables are reasonably assured. Obligations for banner and sponsorship advertising typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of EarthWeb's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, EarthWeb defers recognition of the corresponding revenues until the guaranteed impressions are achieved. For the years ended December 31, 1999, 1998 and 1997, advertising revenues represented approximately 85%, 95% and 86% of revenues from continuing operations, respectively.

      Revenues from barter transactions are recorded at the lower of the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given. Revenue from barter transactions (representing advertisements given) is recognized as income when advertisements are delivered on EarthWeb's Web sites. Barter expense (representing advertisements received) is recognized when EarthWeb's advertisements are run on other companies' Web sites, which is typically in the same period when the related barter revenue is recognized. For the years ended December 31, 1999, 1998 and 1997, barter transactions represented 10%, 25% and 16% of revenues from continuing operations, respectively.

      SUBSCRIPTION REVENUE EarthWeb offers monthly, quarterly and annual subscriptions to ITknowledge.com, TPJ.com and SupportSource.com. Subscription revenue is either recognized ratably over the life of the subscription or, when a subscription includes the receipt of updates, over the term of the total deliveries based on the relative value of each delivered update. Accordingly, amounts received for services which have not yet been provided are reflected as deferred revenue in the accompanying balance sheets.

      PRODUCT SALES EarthWeb sells information products for IT training classes. Educational courseware revenue is recognized when technical support information is shipped. In addition, EarthWeb has agreements with product manufacturers where publications and software are sold on EarthWeb's Web sites. EarthWeb records the revenue earned and the related royalty due to the vendor as cost of revenues when the products are sent to customers and collectibility is reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH AND CASH EQUIVALENTS

All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents.

CONCENTRATION OF CREDIT RISK

Substantially all of EarthWeb's excess cash has been invested in highly liquid investments. EarthWeb performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. EarthWeb maintains allowances for credit losses and such losses have been within management's expectations. EarthWeb's services are provided to customers in several industries worldwide.

      Accounts receivable are stated net of allowances for doubtful accounts of approximately $665,000 and $53,000 as of December 31, 1999 and 1998, respectively. One customer accounted for 12% of the accounts receivable balance at December 31, 1999 and two customers accounted for 31% of the accounts receivable balance at December 31, 1998. For the year ended December 1999, no single customer accounted for more than 10% of revenue, and two customers accounted for 21% of revenues for the year ended December 31, 1998.

MARKETABLE SECURITIES

Marketable securities are comprised of U.S. government securities and corporate equity securities with readily determinable market values. Marketable securities are classified and accounted for as "available-for-sale" and are reported at fair market value with the resulting net unrealized gains or losses reported as a separate component of stockholders' equity.

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

INTANGIBLE ASSETS

Intangible assets, resulting from acquisitions of Web sites and other assets, are being amortized using the straight-line method over three to five years.

LONG-LIVED ASSETS

The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impairment. EarthWeb determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows before interest. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds fair value of the asset. Fair value is determined primarily using the anticipated cash flows before interest, discounted at a rate commensurate with the risk involved.

INCOME TAXES

EarthWeb recognizes deferred taxes by the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for differences between the financial-statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The primary sources of temporary differences are depreciation of fixed assets and amortization of intangible assets and operating loss carryforwards.

RISKS AND UNCERTAINTIES

EarthWeb has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend EarthWeb's online service brands, the rejection of EarthWeb's services by Web customers, vendors and/or subscribers, the inability of EarthWeb to maintain and increase the levels of traffic on its online services, as well as other risks and uncertainties. In the event that EarthWeb does not successfully implement its business plan, certain assets may not be recoverable.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. EarthWeb's significant estimates include the useful lives of fixed assets and intangibles, the accounts receivable allowance for doubtful accounts and the income tax valuation allowance.

NET LOSS PER SHARE

Basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares have been excluded from the computation as their effect is antidilutive for all years. Net loss per share amounts for all periods have been restated to conform to SFAS No. 128 requirements. There were 1,839,798, 498,962 and 200,090 options outstanding as of December 31, 1999, 1998 and 1997, respectively, that could potentially dilute earnings per share in the future. Such options were not included in the computation of diluted loss per share because to do so would have been antidilutive for all periods presented.

STOCK SPLIT

EarthWeb authorized and implemented a 0.65-for-one reverse stock split in connection with the initial public offering of EarthWeb's common stock on November 10, 1998. All references to the number of shares of common stock have been retroactively restated in the financial statements to reflect the effect of this transaction.

COMPREHENSIVE INCOME

EarthWeb adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" in 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources.

SEGMENTS

EarthWeb adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. EarthWeb has determined that it does not have any separately reportable business segments as of December 31, 1999.

RECLASSIFICATIONS

Certain amounts from the prior year have been reclassified to conform with the current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board recently issued statement number 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133." The statement defers for one year the effective date of statement number 133, "Accounting for Derivative Instruments and Hedging Activities." Statement number 133 will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Statement number 133 will require EarthWeb to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. EarthWeb does not believe the adoption of this standard will have a material effect on EarthWeb's results of operations.

      In November 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 100, "Restructuring and Impairment Charges." In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. EarthWeb does not believe that these SABs have a material impact on its financial position or its results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------
3. Acquisitions

------------------

In February 1998, EarthWeb acquired the companion Web sites htmlgoodies.com and javagoodies.com. In April 1998, EarthWeb acquired intranetjournal.com. In May 1998, EarthWeb acquired javascripts.com. In July 1998, EarthWeb acquired substantially all of the assets of the Web site datamation.com. In conjunction with the acquisition of datamation.com, EarthWeb also licensed, on a non-exclusive, fully paid basis from the seller, the right to use certain customer lists for the purposes of marketing EarthWeb's products and services. The aggregate cost of these Web site acquisitions totaled approximately $949,000.

      In February 1999, EarthWeb completed the acquisition of D&L Online, Inc., now known as EarthWeb Career Solutions, Inc., which operates dice.com, a leading online job posting service for information technology professionals, for approximately $35 million. The purchase price consisted of $7.0 million in cash, $5.5 million of which was paid in 1999 and the balance of which is payable in February 2000 and 577,778 shares of EarthWeb common stock. The total consideration also included additional future payments, based on the performance of dice.com, in the form of EarthWeb common stock or cash with an aggregate value of up to $12.0 million, payable over a period of 3 years. Of this additional consideration, $4.0 million is payable in April 2000. All outstanding options to purchase D&L Online, Inc. common stock were converted into non-qualified options to purchase an aggregate of 36,667 shares of EarthWeb Inc. common stock. Under the terms of the agreement and a related escrow agreement, an aggregate of 57,778 shares of EarthWeb common stock is being held in escrow for 18 months for the purpose of indemnifying EarthWeb against certain liabilities of D&L Online, Inc. and its stockholders.

      In February 1999, EarthWeb acquired gocertify.com, which provides users with information on technical certification programs. In March 1999, EarthWeb acquired substantially all the assets of The Perl Journal, a leading technical publication for developers using the Perl programming language, and the related Web site TPJ.com. The aggregate purchase price of both acquisitions was $980,000, of which $750,000 is payable in March 2000. The consideration also consists of additional future payments, based on performance, in the form of cash or stock, with an aggregate value of $500,000.

      In March 1999, EarthWeb acquired all of the capital stock of MicroHouse International, Inc., now known as EarthWeb Knowledge Products, Inc., for approximately $9 million. The consideration paid by EarthWeb consisted of (a) $1.6 million in cash, $95,000 of which is payable in 2000, (b) 50,856 shares of EarthWeb common stock, and (c) promissory notes in an aggregate amount of approximately $5.0 million convertible into 126,475 shares of common stock in March 2000. The beneficial conversion feature related to the notes payable of approximately $482,000 is being amortized over the one year life of the notes payable. In addition, EarthWeb assumed $1.7 million of debt as part of the acquisition.

      In July 1999, EarthWeb acquired the Web site SysOpt.com, an online service which provides information on computer hardware products. In August 1999, EarthWeb acquired the website codeguru.com, an online service for Windows programmers. The purchase price for both was approximately $12.0 million, payable in the form of common stock, cash and a convertible note payable. Additional consideration in the form of cash or common stock, with an aggregate value of up to approximately $6.0 million may be required to be paid if certain contingencies are met. Such amounts would be pay able through 2002.

      Amortization expense of intangible assets resulting from these acquisitions totaled $12,218,000 and $404,000 in the years ended December 31, 1999 and 1998, respectively. These acquisitions were accounted for using the purchase method of accounting. The results of operations for each were included with those of EarthWeb for periods subsequent to the date of each acquisition.

      The following unaudited pro forma summary presents consolidated results of operations for EarthWeb as if the acquisitions of D&L Online, Inc., MicroHouse International, Inc., codeguru.com and SysOpt.com had been consummated on the beginning of each year presented. The unaudited pro forma information is intended for informational purposes only and is not necessarily indicative of the future financial results of operations of EarthWeb after the acquisitions or of the financial results of operations of EarthWeb that would have actually occurred had the acquisitions been affected in the beginning of each year presented.

YEAR ENDED DECEMBER 31,                                  1999              1998
--------------------------------------------------------------------------------
Revenues                                         $ 33,130,749      $ 15,279,498
Net loss                                         $(47,837,659)     $(23,989,092)
Basic and diluted loss per share                 $      (5.08)     $      (5.11)
Weighted average of common stock outstanding     9,417,186            4,695,723
--------------------------------------------------------------------------------

      Pro forma adjustments include: (i) amortization of goodwill and other intangible assets recorded as a result of the acquisitions, (ii) adjustment related to D&L Online, Inc. S corporation distribution which was recorded as compensation expense that will not be incurred in the future, as well as to record the associated tax charge which does not assume the utilization of EarthWeb's net operating loss carryforwards, (iii) adjustment to record compensation expense related to options issued to EarthWeb Knowledge Products employees to purchase common stock at an exercise price below the fair market value of the EarthWeb common stock at the date of grant, (iv) adjustment to reflect the accretion of the discount on the convertible notes issued in the connection with the acquisition of MicroHouse International, Inc. and (v) adjustment of the weighted average shares of common stock outstanding used in the calculation of earnings per share to reflect shares issued in connection with all of the acquisitions.

-----------------------------
4. Discontinued Operations

-----------------------------

In November 1997, EarthWeb formalized its plan to discontinue its professional services and software products divisions. Accordingly, operating results have been reclassified and reported in discontinued operations.

      Operating results of the discontinued operations are as follows:

                                                                          PROFESSIONAL        SOFTWARE
                                     TOTAL               TOTAL                SERVICES        PRODUCTS                  TOTAL
                                      1999                1998                    1997            1997                   1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues                              $  --            $     --             $2,303,813        $   476,170          $ 2,779,983
Expenses                                 --                  --              1,361,046          3,802,456            5,163,502
------------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                     $  --            $     --             $  942,767        $(3,326,286)         $(2,383,519)
====================================================================================================================================

Assets and liabilities of the discontinued operations are as follows at December 31:

------------------------------------------------------------------------------------------------------------------------------------
Accounts receivable                   $  --            $     --             $  253,052        $   150,000           $ 403,052
Accrued expenses                         --              76,696                103,585            339,942             443,527
------------------------------------------------------------------------------------------------------------------------------------
    Net assets (liabilities)          $  --            $(76,696)            $  149,467        $  (189,942)          $ (40,475)
====================================================================================================================================

---------------------------
5. Marketable Securities

---------------------------

EarthWeb's marketable securities are stated at fair value. The following table shows the cost, unrealized gains, accrued interest and fair value of EarthWeb's marketable securities as of December 31, 1999:

                                                                            UNREALIZED            ACCRUED
                                   MATURITY                COST                  GAINS           INTEREST          FAIR VALUE
------------------------------------------------------------------------------------------------------------------------------------
Corporate equity securities             N/A           $ 119,751            $   110,067       $         --          $  229,818
U.S. Government                      WITHIN
    and agencies                     1 YEAR           6,009,226                     --              2,793           6,012,019
------------------------------------------------------------------------------------------------------------------------------------
Total                                                $6,128,977            $   110,067             $2,793          $6,241,837
====================================================================================================================================

------------------------------
6. BALANCE SHEET COMPONENTS

------------------------------

Property and equipment consist of the following:

December 31,                                                                                         1999                1998
------------------------------------------------------------------------------------------------------------------------------------
Computer equipment and software                                                               $ 8,682,809          $2,348,249
Furniture and fixtures                                                                          1,126,161             499,425
Leasehold improvements                                                                            864,858             635,627
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               10,673,828           3,483,301
    Less, accumulated depreciation and amortization                                            (3,401,556)         (1,414,549)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                         $ 7,272,272          $2,068,752
====================================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Depreciation and amortization of property and equipment for the years ended December 31, 1999, 1998 and 1997 totaled approximately $1,677,000, $699,000 and $529,000, respectively.


December 31,                                                                                          1999               1998
------------------------------------------------------------------------------------------------------------------------------------
INTANGIBLE ASSETS:
Goodwill                                                                                      $ 34,272,434         $       --
Other Intangible Assets                                                                         32,627,511          1,961,268
Less: Accumulated Amortization                                                                 (13,110,445)          (892,048)
------------------------------------------------------------------------------------------------------------------------------------
Intangible Assets, Net                                                                        $ 53,789,500         $1,069,220
====================================================================================================================================

OTHER CURRENT LIABILITIES:
Deferred revenues                                                                             $  2,006,171         $   78,622
Payments due for acquisition                                                                     5,500,000                 --
Other                                                                                            1,024,746             79,092
------------------------------------------------------------------------------------------------------------------------------------
Other current liabilities                                                                     $  8,530,917         $  157,714
====================================================================================================================================

-----------------------------------------
7. Long-Term Debt and Convertible Notes

-----------------------------------------

As part of the consideration paid in the acquisition of MicroHouse International, Inc., EarthWeb issued convertible notes in the original principal amount of approximately $5.0 million, which are convertible into 126,475 shares of common stock in March 2000. These notes have been discounted at a rate of 10.7% and are recorded at a discounted value of $4.9 million at December 31, 1999. The beneficial conversion feature of approximately $482,000 related to these convertible notes is being amortized over their one year life. As part of the consideration for the acquisition of SysOpt.com, EarthWeb issued a convertible promissory note in the original principal amount of $875,000, which is convertible into approximately 19,200 shares of common stock in July 2000.

      Notes payable consist primarily of a fixed rate note payable which accrues interest at an annual rate of 10% and requires quarterly payments of principal and interest through January 2002.

----------------------------------
8. Commitments and Contingencies

----------------------------------

LEASES

EarthWeb leases equipment and office space under non-cancelable operating leases expiring at various dates through March 2009. Future minimum lease payments under non-cancelable operating leases as of December 31, 1999 are as follows:

                                                                Operating Leases
--------------------------------------------------------------------------------

2000                                                                 $ 1,849,346
2001                                                                   1,638,628
2002                                                                   1,304,813
2003                                                                   1,165,217
2004 and thereafter                                                    5,092,070
--------------------------------------------------------------------------------
Total                                                                $11,050,074
================================================================================

      Rent expense was approximately $1,262,000, $323,000 and $278,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

LETTERS OF CREDIT

As of December 31, 1999, EarthWeb has $787,000 in standby letters of credit to collateralize certain facility lease agreements. Restricted cash collateralizes such standby letters of credit.

LITIGATION

EarthWeb is subject to legal proceedings and claims which arise in the ordinary course of its business. EarthWeb does not believe that an adverse outcome of any proceeding would have a material effect on EarthWeb's financial position or results of operations.

-------------------------
9. Stockholders' Equity

-------------------------

COMMON STOCK

In June 1998, EarthWeb issued 433,965 shares of common Stock to EarthWeb LLC through a private placement, in consideration of net proceeds of $3.7 million. In November 1998, EarthWeb completed its initial public offering of 2,100,000 shares of common stock at a price of $14.00 a share. The total net proceeds to EarthWeb from the initial public offering were approximately $25.8 million. On May 7, 1999, EarthWeb completed a secondary public offering of 1,300,000 shares of common Stock at an offering price of $37.00 per share, of which 750,000 shares were sold by EarthWeb and 550,000 shares were sold by selling stockholders. Proceeds to EarthWeb, net of issuance costs, were approximately $25.4 million.

STOCK OPTION PLAN

During October 1996, EarthWeb adopted the 1996 Amended and Restated Stock Option Plan (the "1996 Plan") under which incentive stock options or non-qualified stock options to purchase common stock may be granted to eligible employees.

      In November 1998, EarthWeb adopted the EarthWeb Inc. 1998 Stock Incentive Plan (the "1998 Plan"). EarthWeb initially reserved 375,000 shares of common Stock for issuance under the 1998 Plan and then reserved an additional 1,700,000 shares for issuance. Under the 1998 Plan, an annual increase is added on the first day of the Company's fiscal year beginning in 2000 equal to two percent (2%) of the number of shares outstanding as of such date or a lesser number of shares determined by the Compensation Committee. A summary of the status of EarthWeb's Stock Option Plans, as amended, as of December 31, 1997, 1998 and 1999, and changes during the three years ended December 31, 1999 are presented below:

                                                                                           Weighted Average
                                                                      Option Shares        Exercise Price
--------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING -- JANUARY 1, 1997
Opening balance                                                            --              $   --
Granted                                                               217,568                2.40
Cancelled                                                             (17,478)               1.54
--------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING -- DECEMBER 31, 1997                              200,090              $ 2.49
Granted                                                               363,925                5.14
Exercised                                                              (2,732)               1.54
Cancelled                                                             (58,120)               2.51
Expired                                                                (4,201)               1.64
--------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING -- DECEMBER 31, 1998                              498,962              $ 4.43
Granted                                                             1,837,776               28.73
Exercised                                                            (208,067)               4.72
Cancelled                                                            (287,738)              24.39
Expired                                                                (1,135)               7.30
--------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING -- DECEMBER 31, 1999                            1,839,798              $25.54
--------------------------------------------------------------------------------------------------------------
Options exercisable at December 31, 1999                              104,627
Options exercisable at December 31, 1998                              108,813
Options exercisable at December 31, 1997                                   --

Weighted average fair value of options granted during 1999         $    19.80
Weighted average fair value of options granted during 1998         $     0.97
Weighted average fair value of options granted during 1997         $     0.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      The following table summarizes information about stock options outstanding at December 31, 1999:


                                                  OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------------------------------------------
                                                         WEIGHTED             WEIGHTED                                 WEIGHTED
                                                          AVERAGE              AVERAGE                                  AVERAGE
RANGE OF                             SHARES             REMAINING             EXERCISE             SHARES              EXERCISE
EXERCISE PRICES                 OUTSTANDING      CONTRACTUAL LIFE                PRICE        EXERCISABLE                 PRICE
-------------------------------------------------------------------------------------------------------------------------------
$ 1.54                                7,449                   4.1               $ 1.54              1,659                $ 1.54
$ 2.77 - $ 3.23                     186,542                   5.1               $ 3.08             58,260                $ 3.06
$ 8.57 - $11.54                      21,329                   5.5               $10.94              6,920                $10.81
$13.00 - $13.70                      23,311                   7.3               $13.31              8,955                $13.45
$26.19 - $36.13                   1,565,167                   9.5               $28.04             28,833                $29.00
$54.81                               36,000                   9.3               $54.81                 --                $   --
-------------------------------------------------------------------------------------------------------------------------------
$ 1.54 - $54.81                   1,839,798                   8.9               $25.54            104,627                $11.59

      Options generally vest over a period of four years; however, 15% of all unvested options automatically vested at the date of the initial public offering. At December 31, 1999, EarthWeb had reserved 2,289,317 shares of common stock for the exercise of options.

      The 1998 Plan also provides for the issuance of stock appreciation rights and restricted stock awards under which shares of common stock may be issued to eligible employees. No such awards have been made.

1998 EMPLOYEE STOCK PURCHASE PLAN

EarthWeb's 1998 Employee Stock Purchase Plan (the "Stock Purchase Plan") was approved by the Board of Directors in November 1998. The Stock Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code in order to provide employees of EarthWeb with an opportunity to purchase common Stock through payroll deductions. At December 31, 1999, an aggregate of 159,000 shares of EarthWeb's common Stock had been reserved for issuance under the Stock Purchase Plan. Under the Stock Purchase Plan an annual increase is added on the first day of the Company's fiscal year beginning in 2000 equal to the lesser of (i) 400,000 shares, (ii) two percent (2%) of the number of shares as of such date or (iii) a lesser number of shares determined by the Compensation Committee. For the year ended December 31, 1999, employees purchased 34,217 shares of common stock at a weighted average price of $12.83 per share under the Stock Purchase Plan.

STOCK-BASED COMPENSATION

EarthWeb applies Accounting Principles Board Opinion No. 25, "Accounting for Stock-Issued to Employees" and related interpretations in accounting for its stock option issuances. EarthWeb has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation ("SFAS No. 123")." If compensation cost for EarthWeb's stock option issuances in 1999, 1998, and 1997 had been recognized based on the fair value method under the provisions of SFAS No. 123, EarthWeb's net loss would have been adjusted to the pro forma amounts indicated below:


December 31,                                                      1999               1998                 1997
----------------------------------------------------------------------------------------------------------------
Net loss - as reported                                    $(34,713,120)       $(8,969,788)         $(7,820,537)
Net loss - pro forma                                      $(40,078,626)       $(9,022,961)         $(7,860,720)
Basic net loss per share - as reported                    $      (3.78)       $     (2.37)         $     (2.67)
Basic net loss per share - pro forma                      $      (4.37)       $     (2.39)         $     (2.69)
----------------------------------------------------------------------------------------------------------------

      The fair value of each option grant is estimated on the date of the grant using the "Black-Scholes option-pricing model" with the following weighted average assumptions used for grants for the years ended December 31, 1999, 1998, and 1997; zero dividend yield for all years; 88% expected volatility for options granted in 1999 and 0% volatility for options granted in 1998 and 1997 (all options granted in 1998 and 1997 were issued prior to the effectiveness of the
IPO); a weighted average risk-free interest rate of 5.53%, 5.34% and 6.90%, respectively; and expected lives of 4 years for options granted in 1999 and 1998 and 5 years for options granted in 1997.

      In connection with the acquisition of MicroHouse International, Inc. in March 1999, EarthWeb issued stock options with strike prices below the then fair market value and, as a result, recorded deferred compensation of approximately $1,060,000. Deferred compensation is amortized over the two-year vesting period of the options. For the year ended December 31, 1999, EarthWeb recognized compensation cost, net of reversals due to forfeitures, of approximately $766,000.

------------------
10. Income Taxes

------------------

The components of the net deferred tax asset as of December 31, 1999 and 1998 consists of the following:

                                                                                1999                1998
--------------------------------------------------------------------------------------------------------
Operating loss carryforward                                             $ 16,298,663         $ 7,328,880
Depreciation of fixed assets and amortization of intangibles                (341,705)             13,856
--------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                    15,956,958           7,342,736
Less, Valuation allowance                                                (15,956,958)         (7,342,736)
--------------------------------------------------------------------------------------------------------
Deferred tax asset                                                      $         --         $        --
--------------------------------------------------------------------------------------------------------

      The difference between EarthWeb's U.S. federal statutory rate of 35%, as well as its state and local rate, net of a federal benefit of 7%, when compared to its effective rate of 0% is principally comprised of its valuation allowance.

      As of December 31, 1999, EarthWeb has a net operating loss carryforward for Federal income tax purposes of approximately $40.2 million. The net operating loss carryforwards will begin to expire in 2011 if they have not been used. The net deferred tax asset has been fully reserved due to the uncertainty of EarthWeb's ability to realize this asset in the future.

----------------
11. Employee
Savings Plans

----------------

EarthWeb has three savings plans (the "Savings Plans") that qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. During 1999, EarthWeb acquired two Employee Savings Plans through the acquisitions of D&L Online, Inc. and MicroHouse International, Inc. Under the Savings Plans, participating employees may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limit. For the year ended December 31, 1999 EarthWeb contributed approximately $47,000 to the Savings Plans. For the years ended December 31, 1998 and 1997, EarthWeb did not contribute to its Savings Plan.

------------------------------------
12. Subsequent Events (unaudited)

------------------------------------

In January 2000, EarthWeb completed a private offering pursuant to Rule 144A of $80.0 million of convertible subordinated notes due January 25, 2005 (the "Notes"). Proceeds to EarthWeb, net of issuance costs, were approximately $77.0 million. The Notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of EarthWeb common stock. The Notes are convertible at a conversion price of $39.10 per share, which is equal to a conversion rate of 25.5754 shares per $1,000 principal amount of notes, subject to adjustment. Interest on the Notes is payable semiannually on January 25 and July 25 of each year, beginning July 25, 2000. EarthWeb may redeem some or all of the Notes at any time before January 25, 2003 at the redemption prices set forth in the Notes, if the closing price to EarthWeb common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice. EarthWeb will make an additional payment in cash with respect to the notes called for provisional redemption in an amount set forth in the Notes. EarthWeb may redeem some or all of the Notes at any time after January 25, 2003 at redemption prices set forth in the Notes.

      In February 2000, EarthWeb acquired all of the capital stock of Measure Up, Inc. ("Measure Up"), a leader in online certification and preparation and assessment solutions for the IT industry. The consideration paid by EarthWeb to acquire Measure Up consisted of (a) $10 million in cash, which was paid at closing, (b) $5.0 million in cash and common stock payable in two installments in May and August of 2000, and (c) additional future "earnout" payments based on performance of the business in the form of cash, common stock or both with an aggregate value of up to $10 million, payable over a period of three years. Under the terms of the Agreements and a related escrow agreement, 134,127 shares of common stock (subject to future adjustments) have been placed in escrow to secure future payments and an additional 58,207 shares of common stock (also subject to future adjustments) have been placed in escrow to secure potential earnout obligations.

      In February 2000, EarthWeb acquired Cambridge Information Network ("CIN"), a leading web site for IT executives. The consideration totalled approximately $8 million, payable in a combination of cash and common stock in four installments through September 2000.

      In February 2000 and March 2000, EarthWeb also acquired the Web sites CCPrep and NetCerts, respectively, both of which offer online certification preparation products and services designed for IT professionals seeking Cisco certification. The aggregate purchase price of both acquisitions was $3,370,000.

      These acquisitions will be accounted for using the purchase method of accounting. The results of operations for each will be included with those of EarthWeb for periods subsequent to the date of each acquisition.

REPORT OF INDEPENDENT AUDITORS EARTHWEB INC.

---------------------------------------------------------------
To the Board of Directors and Shareholders of EarthWeb Inc.:

---------------------------------------------------------------

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of EarthWeb Inc. and it's consolidated subsidiaries (the "Company") at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of those statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP

New York, New York
February 1, 2000

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) EARTHWEB INC.

The following table sets forth unaudited quarterly statement of operations data for each of the four quarters during the years ended December 31, 1999 and 1998. In the opinion of management, this information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this Annual Report, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. The quarterly data should be read in conjunction with the audited financial statements of EarthWeb and the notes thereto appearing elsewhere in this Annual Report. The operating results for any quarter are not necessarily indicative of the operating results for any future period.


                          March 31,     June 30,    Sept. 30,    Dec. 31,      March 31,      June 30,       Sept. 30,      Dec. 31,
QUARTER ENDED                 1998         1998         1998        1998           1999          1999            1999          1999
------------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN THOUSANDS
Total revenues             $   308      $   666      $   944       $ 1,431      $ 3,732        $ 7,199         $8,653       $11,466
Cost of revenues               395          398          601           737        1,479          2,587          3,078         3,824
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit (loss)            (87)         268          343           694        2,253          4,612          5,575         7,642
-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses:
Product development            246          310          434           485          736            879          1,386         1,113
Sales and marketing            333          477        1,082         2,655        5,188          6,724          7,019         8,784
General and
    administrative             605          726          914         1,111        1,597          3,031          2,403         2,844
Depreciation                   163          174          170           192          247            365            453           612
Amortization                    70           70          141           136        1,531          2,948          3,523         4,216
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses     1,417        1,757        2,741         4,579        9,299         13,947         14,784        17,569
-----------------------------------------------------------------------------------------------------------------------------------
Loss from operations        (1,504)      (1,489)      (2,398)       (3,885)      (7,046)        (9,335)        (9,209)       (9,927)
Interest and other
    income, net                 47           30           42           187          234            159            258           153
-----------------------------------------------------------------------------------------------------------------------------------
Net loss                  $(1,457)     $(1,459)     $(2,356)      $(3,698)     $(6,812)       $(9,176)       $(8,951)       $(9,774)
====================================================================================================================================
Basic and diluted
    net loss per share    $ (0.50)     $ (0.50)     $ (0.70)      $ (0.62)     $ (0.82)       $ (1.02)       $ (0.93)       $ (1.00)
-----------------------------------------------------------------------------------------------------------------------------------

CORPORATE INFORMATION EARTHWEB INC.

---------------------
Board of Directors

---------------------

JACK D. HIDARY(1)
President and Chief Executive Officer

MURRAY HIDARY
Executive Vice President,
Business Development, and Treasurer

CARY DAVIS(1)(2)
Vice President,
E. M. Warburg, Pincus & Co., LLC

HENRY KRESSEL(1)(2)
Managing Director,
E. M. Warburg, Pincus & Co., LLC

PETER DEROW
Former President, Institutional Investor, Inc.,
Newsweek, Inc. and CBS Publishing

---------------------
Executive Officers

---------------------

JACK D. HIDARY
President, Chief Executive Officer
and Director

MURRAY HIDARY
Executive Vice President,
Business Development, Treasurer and Director

WILLIAM GOLLAN
Senior Vice President

IRENE MATH
Senior Vice President, Finance

BRIAN CAMPBELL
Vice President, General Counsel and Secretary

NORMAN E. LORENTZ
Chief Technology Officer

SCOTT ANDERSON
Vice President, Worldwide Marketing

------------------
Corporate Office

------------------

EARTHWEB INC.
3 Park Avenue
New York, New York 10016

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
New York, New York

LEGAL COUNSEL

Morrison & Foerster LLP
New York, New York

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company

FORM 10-K

Copies of the EarthWeb Inc. Form 10-K as filed with the Securities and Exchange Commission are available without charge at www.sec.gov. A copy of this annual report can be found online at: www.ewbx.com or via a written, verbal or electronic request to EarthWeb's corporate office.

SHAREHOLDER INFORMATION

EarthWeb Inc. Common Stock is quoted on the NASDAQ National Market under the symbol EWBX. During the fourth quarter of 1999, the high and low closing prices per share of common stock, as reported by NASDAQ, were $51.88 and $30.25, respectively.

EarthWeb has not paid cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. EarthWeb presently intends to retain its future earnings to finance the expansion and development of the business.

As of March 1, 2000, 10,096,029 shares of EarthWeb Inc. common stock were issued and outstanding and were held of record by 126 persons, including several holders who are nominees for an undetermined number of beneficial owners.

All references to Web sites are not intended to incorporate information contained therein.

(1) Member of Compensation Committee
(2) Member of Audit Committee

--------------------------------------------------------------------------------

                                      EWBX
                    FOR MORE INFORMATION, VISIT WWW.EWBX.COM.

(C)2000 EarthWeb Inc. All rights reserved. EarthWeb and the
EarthWeb logo are registered trademarks of EarthWeb Inc.
All other trademarks are the property of their respective owners.
Sources: IDC market studios and other industry data.

Design: SVP Partners, Wilton, CT, Portrait Photography: Ted Kawalerski, NYC

                                    [GRAPHIC]
                                    EARTHWEB

                                 EARTHWEB INC.
                       3 PARK AVENUE, NEW YORK, NY 10016
                        T: 212.725.6550 F: 212.725.6559
                                WWW.EARTHWEB.COM

            WITH HEADQUARTERS IN NEW YORK CITY, EARTHWEB HAS OFFICES IN SAN FRANCISCO, DES MOINES, BOULDER, BOSTON AND ATLANTA